UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

CONVOCATION NOTICE OF

THE 16TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

∎ Date and Time:

10:00 a.m. on Friday, June 22, 2018 (doors open at 9:00 a.m.)

∎ Place:

Tokyo International Forum (Hall A)

5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

∎ Proposals:

Proposal made by the Nominating Committee

Company’s Proposal

Proposal 1 (Appointment of fourteen (14) directors)

Proposals made by certain shareholders

Shareholders’ Proposals

Proposal 2 through Proposal 6

∎ Deadline for Exercising Voting Rights by Mail or via the Internet:

5:00 p.m. on Thursday, June 21, 2018

Mizuho Financial Group, Inc.

(Securities Code: 8411)

Message to our shareholders

Under our advanced corporate governance system, we strive to respond to the trust placed in us by our shareholders.

Solid Results of Operations and Steady Dividend Payout
Point 1	p. 6
Plan for the Profit Attributable to Owners of Parent Was Achieved
Highlight of Financial Results/Achievements of the Medium-term Business Plan (Financial Targets)

Point 2	p. 9
Steady Dividend Payouts Setting a Consolidated Dividend Payout Ratio of Approximately 30% as a Guide for Our Consideration
Year-End Cash Dividend for Fiscal Year 2017/Capital Management Policy

¯

Strategies Supporting Results of Operations
Point 3	p. 12
Toward Our Goal of Becoming a Financial Services Consulting Group
Business Strategies of Mizuho: Progressive Development of ‘One MIZUHO’

¯

Strong Governance System Forming the Basis of Results of Operations and Strategies
Point 4	p. 19
System that Enables the Company to Fulfill Its Responsibilities to Shareholders
Corporate Governance System

Point 5	p. 23
Outside Directors Take the Lead in Respect of Performing Effective Supervisory Functions
Main Roles and Activities of the Board of Directors and the Committees, etc. (Fiscal Year 2017)

Point 6	p. 27
The Compensation System and Standards Are Determined Only by Outside Directors
Executive Compensation in which Objectivity and Transparency Are Ensured

Point 7	p. 29
Highly-Transparent Process Centered on Outside Directors to Determine Executive Appointments
Ensuring a Highly Objective and Transparent Process to Determine Executive Appointment

¯

Toward Further Improvement of Trust
Point 8	p. 31
We Respond Sincerely to the Voices of Our Shareholders
Dialogue with Our Shareholders

The voting rights at general meetings of shareholders are your important right to participate in the Company’s management.

We request that you attend the meeting or that you exercise your voting rights by mail or via the Internet.

∎ Message to Our Shareholders	p. 6

∎ Convocation Notice of the 16th Ordinary General Meeting of Shareholders	p. 34

∎ Reference Materials for the General Meeting of Shareholders	p. 38
Company’s Proposal (Proposal 1)	p. 38
Shareholders’ Proposals (Proposals 2 through 6)	p. 67

∎ Business Report for the 16th Fiscal Year	p. 80
1. Current State of the Mizuho Financial Group, Inc.	p. 80
2. Directors and Executive Officers	p. 109
3. Outside Directors	p. 126
4. MHFG’s Shares	p. 129
5. Stock Acquisition Rights, etc. of MHFG	p. 132
6. Independent Auditor	p. 134
7. Structure to Ensure Appropriate Conduct of Operations	p. 136
8. Specified Wholly-Owned Subsidiary	p. 153
9. Others	p. 153

∎ Consolidated Financial Statements, etc.	p. 154
Consolidated Financial Statements	p. 154
Non-Consolidated Financial Statements	p. 157
Audit Report	p. 160

Forward-looking Statements

This material contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2017, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Message to our shareholders Point 1

Plan for the Profit Attributable to Owners of Parent Was Achieved

Profit Attributable to Owners of Parent for FY 2017 was JPY 576.5 billion, achieved 104% against the earnings plan of JPY 550.0 billion for FY 2017.

Regarding Consolidated Net Business Profits, while Gross Profits in Customer Groups (the banking and trust banking business) maintained the same level as last fiscal year supported by the improvement in Non-interest Income, Gross Profits in Trading & Others (the banking and trust banking business) decreased mainly due to the business environment inside and outside Japan.

Meanwhile, Reversal in Credit-related Costs and Net Gains related to Stocks due to disposal of ETFs and cross shareholdings contributed to Profit Attributable to Owners of Parent.

The Common Equity Tier 1 Capital Ratio* of 10.15% was maintained. (* Basel III fully-effective basis, excluding Net Unrealized Gains on Other Securities.)

∎ Achievements of the Medium-term Business Plan (Financial Targets)

Progress Against the Major Financial Targets

( ): FY 2017 Results

1. Basel III fully-effective basis (based on current regulations), excluding Net Unrealized Gains on Other Securities

2. Excluding Net Unrealized Gains on Other Securities

3. Group aggregated

4. Shares listed on the Japanese stock markets, acquisition cost basis, cumulative amount from FY 2015 to FY 2018

Message to our shareholders Point 2

Steady Dividend Payouts Setting a Consolidated Dividend Payout Ratio of Approximately 30% as a Guide for Our Consideration

∎ Year-End Cash Dividend for Fiscal Year 2017

Annual Cash Dividend on Common Stock for Fiscal Year 2017: JPY 7.50

	Cash Dividend for Fiscal Year 2017 (annual dividend)	Amount of Fiscal Year-End Cash Dividend Out of Annual Cash Dividend

Cash Dividend per Share of Common Stock	JPY 7.50	JPY 3.75

Total Cash Dividend	JPY 190.3 billion	JPY 95.1 billion

Profit Attributable to Owners of Parent	JPY 576.5 billion

∎ As for a policy to return profits to shareholders, Mizuho Financial Group, Inc. (the “Company”) has implemented a steady dividend payout policy setting a consolidated dividend payout ratio of approximately 30% as a guide for our consideration.

∎ The Board of Directors of the Company has considered thoroughly and decided the dividend for fiscal year 2017 and the dividend estimate for fiscal year 2018 taking into account our business environment comprehensively such as the financial results for fiscal year 2017 in which Profit Attributable to Owners of Parent amounted to JPY 576.5 billion and achieved earnings estimates, future earnings forecasts, profit base, status of capital adequacy, and domestic and international regulation trends such as the Basel framework. The estimated annual dividend for fiscal year 2018 is JPY 7.50 per share, the same amount as the annual dividend for this fiscal year.

Discussions held at the Board of Directors Meetings, etc.	Jul. 2017	Outside Directors Session	Discussed with respect to the determination of dividends by the Board of Directors.
	Aug. 2017	Board of Directors Meeting	Confirmed the views of the Board of Directors, following the above-mentioned discussions.
	Nov. 2017	Board of Directors Meeting	Determined interim dividend.
	Jan. to Mar. 2018	Board of Directors Meeting	Discussed shareholder return policy together with fiscal year business plan for 2018.
	Apr. 2018	Board of Directors Meeting	Discussed their thoughts on dividends (shareholder return policy).
	May 2018	Board of Directors Meeting	Determined dividend for fiscal year 2017 and dividend estimates for fiscal year 2018.

In accordance with the Articles of Incorporation, the Company is to decide the distribution of dividends from surplus, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

∎ Capital Management Policy:

The Company continues to pursue disciplined capital management policy which maintains the optimal balance between strengthening of stable capital base and steady returns to shareholders.

Strengthening of stable capital base

Target Common Equity Tier 1 Capital (CET1) Ratio*1: approximately 10% (as of March 31, 2019)

CET1 Ratio*1 as of March 31, 2018: 10.15%

-  Enhance resistance to stress from the external environment in order to optimize financial intermediary functions even during economic downturn.

*1: Basel III fully-effective basis (based on current regulations), excluding Net Unrealized Gains on Other Securities.

Trends in CET1 Ratio*1

Steady returns to shareholders

The Company aims to implement steady dividend payouts setting a consolidated dividend payout ratio of approximately 30% as a guide for our consideration (since fiscal year 2014).

-  Continue steady returns to its shareholders while further strengthening our capital base.

Trends in Consolidated Dividend Payout Ratio *2: Assuming JPY 570.0 billion in Profit Attributable to Owners of Parent in fiscal year 2018.

The above information includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. See “Forward-looking Statements” on page 5 of this material.

Message to our shareholders Point 3

Toward Our Goal of Becoming a Financial Services Consulting Group

Business Strategies of Mizuho: Progressive Development of ‘One MIZUHO’

∎ What is the One MIZUHO Strategy?

• We, Mizuho, wish to bring fruitfulness for each customer and the economies and the societies in which we operate, we believe that is what makes us invaluable. Based on such corporate philosophy, in order to respond to the diversification and sophistication of customer needs that are growing year by year, we aim to provide the highest quality services in such business areas as banking, trust banking and securities by focusing the collective power of the group. This is the One MIZUHO strategy.

Collaboration among Banking, Trust Banking and Securities Functions

  Mizuho’s Unique Collaboration among Banking, Trust Banking and Securities Functions

Joint Offices (Japan)

• In our current medium-term business plan, we set an objective to become a “financial services consulting group” in order to further take the One MIZUHO Strategy to the next stage, to further align ourselves with our customers’ needs and to be their best financial solutions partner. Further, we established in-house companies spanning across our Group (such as banking, trust banking and securities companies) according to the attributes of customers. Such a structure allows us to render optimal services which are further customer-focused.

∎ Initiatives for Fundamental Structural Reforms

• Remarkable advancements in technology, changing social structures, advancing globalization and other factors are forcing financial institutions to face a major turning point that typically occurs only once every several decades.

We will undertake “fundamental structural reforms” in order to respond to such environmental changes and to ensure the sustainable growth and the continued competitive advantage of our Group over the next 5 to 10 years. We aim to further develop our One MIZUHO strategy by endeavoring to increase gross profits, strengthen cost competitiveness and enhance productivity from a medium to long-term perspective, while making full use of the latest technology and pursuing collaborations with a wide range of relevant parties outside the Company.

Structural Reform – Overview

- Example of Our Digital Innovation -

J.Score CO., LTD, which was established for the purpose of providing a lending service to individual customers utilizing big data and AI, commenced “AI-based Score Lending”*, the first fintech service in Japan, in September 2017.

The use of the service has been expanding at a satisfactory pace, with approximately 130,000 score acquisitions and approximately JPY 3.5 billion in outstanding loans (as of March 31, 2018).

* “AI-based Score Lending” is an individual consumer financing service that provides reference values for lending terms, such as the interest rate and borrowing limit, based on their AI-based score level.

Message to our shareholders Point 4

System that Enables the Company to Fulfill Its Responsibilities to Shareholders

Corporate Governance System

The Company has established its corporate governance system consisting of the Board of Directors, which has received the mandate of its shareholders, at its core and is endeavoring to further enhance its corporate governance.

∎ Basic Policy regarding the Company’s Corporate Governance System

∎ Principal Features of the Company’s Corporate Governance System

∎ Advanced Corporate Governance System

The Company believes that, under the current legal system, a Company with Three Committees is the most effective Corporate Governance system to realize the basic policy set out in the above and has adopted the structure of a Company with Three Committees.

(System to be adopted if approved at this ordinary general meeting of shareholders.)

∎ Efforts to Respond to the Trust Placed in the Company by Its Shareholders

Under the corporate governance system laid out above, the Company is striving to respond to the trust placed in the Company by its shareholders in the following ways:

Operations to fulfill the responsibilities of the Board of Directors	Enhancement of dialogue with its shareholders	Enhancement of Information Disclosures
The Company has striven to further facilitate active discussion in meetings of the Board of Directors and fully perform the functions of outside directors.	The Company has enhanced dialogue with institutional investors and communication with individual investors through various IR activities.	The Company has proactively implemented high-quality information disclosure through its website, etc.

Message to our shareholders Point 5

Outside Directors Take the Lead in Respect of Performing Effective Supervisory Functions

Main Roles and Activities of the Board of Directors and the Committees, etc. (Fiscal Year 2017)

Board of Directors	The Chairman of the Board of Directors is an outside director. Majority of the Board of Directors are non-executive directors.

Main roles

The Board of Directors makes decisions on business execution such as the basic management policy and supervises the execution of duties by directors and executive officers as defined in the Companies Act.

Operational status in the fiscal year 2017

The Board of Directors held 14 meetings in the fiscal year 2017 and had high-quality discussions regarding the overall picture and specific topics for the fundamental structural reforms that the Company should proceed with and issues to address for the next medium-term business plan, etc. In addition, the Board of Directors received reports on such topics as the status of risk governance, risk management, compliance and internal audit.

Nominating Committee	All the members are outside directors.

Main roles

The Nominating Committee makes decisions on the contents of proposals regarding the appointment and dismissal of directors that are submitted to a general meeting of shareholders, among other things.

(With respect to executive appointments, please also see page 29.)

Operational status in the fiscal year 2017

The Committee held 14 meetings in the fiscal year 2017 and, aside from conducting other matters, decided on the candidates for directors of the Company, including the new Group CEO, and approved the selection of directors and representative directors of the Three Core Companies.

Compensation Committee	All the members are outside directors.

Main roles

The Compensation Committee determines the policy for determination of executive compensation and the compensation for each individual director and executive officer (as defined in the Companies Act) of the Company and conducts other matters.

(With respect to executive compensation, please also see page 27.)

Operational status in the fiscal year 2017

The Committee held 9 meetings in the fiscal year 2017 and identified and examined the issues regarding the executive compensation system for the Company and the Three Core Companies. Aside from conducting other matters, the Committee also decided on the compensation of individual directors and executive officers as defined in the Companies Act of the Company and approved the compensation of individual directors of the Three Core Companies.

Audit Committee	Majority of the Audit Committee comprises outside directors.

Main roles The Audit Committee audits the legality and appropriateness of the execution of duties by directors and executive officers as defined in the Companies Act.

Operational status in the fiscal year 2017

The Committee held 17 meetings in the fiscal year 2017 and received reports on such matters as the circumstances regarding the execution of duties by directors and by executive officers as defined in the Companies Act, including the management administration for the group companies. In addition, the Committee principally confirmed the effectiveness of the “Structure for Ensuring Appropriate Conduct of Operations (Internal Control System)” and provided opinions in a timely manner.

Risk Committee	The Risk Committee entirely consists of non-executive directors and an external expert.

Main roles The Risk Committee advises the Board of Directors with respect to decisions and supervision regarding risk governance, as well as supervision of the status of risk management, etc.

Operational status in the fiscal year 2017

The Committee held 8 meetings in the fiscal year 2017 and conducted deliberations regarding the status of risk management and enhancement of risk governance of the Group, among other things.

Human Resources Review Meeting	The Human Resources Review Meeting consists of outside directors who serve as members of the Nominating Committee and Compensation Committee, and the Group CEO.

Main roles

From the standpoint of transparency and fairness of executive appointments, the Human Resources Review Meeting deliberates such matters as proposals to appoint, in respect of the Company, executive officers as defined in the Companies Act, and executive officers as defined in our internal regulations with titles and appoint, in respect of the Three Core Companies, executive officers as defined in our internal regulations with titles. (With respect to executive appointments, please also see page 29.)

Operational status in the fiscal year 2017

The Human Resources Review Meeting was held on 10 occasions in the fiscal year 2017 and conducted the deliberation regarding proposals to appoint management team of the Company and of the Three Core Companies, among other things.

Outside Director Session	The Outside Director Session consists only of outside directors.

Main roles

The Outside Director Session exchanges information and shares understandings solely among outside directors and provides objective and candid opinions to the management based on the outside directors’ perspectives.

Operational status in the fiscal year 2017

The Outside Director Session was held 4 times in the fiscal year 2017 and conducted, among other things, opinion exchanges regarding responses to shareholders’ proposals, the manner of operation of the Board of Directors and how to proceed with evaluation of the effectiveness of the Board of Directors.

Message to our shareholders Point 6

The Compensation System and Standards Are Determined Only by Outside Directors

Executive Compensation in which Objectivity and Transparency Are Ensured

∎ Structure and Role of the Compensation Committee

The Compensation Committee is comprised exclusively of outside directors all of whom, including the Chairman, are sufficiently independent from the management of the Group and determines policies and systems of executive compensation of the Company and the Three Core Companies. In addition, the Compensation Committee determines the compensation for each individual director and executive officer as defined in the Companies Act of the Company and exercises the approval rights held by the Company regarding compensation for each individual director of the Three Core Companies.

Members of the Compensation Committee (All Are Outside Directors)

Chairman

Tatsuo Kainaka	Tetsuo Seki	Takashi Kawamura	Hirotake Abe
Major Personal History	Major Personal History	Major Personal History	Major Personal History
∎ Superintending Prosecutor of the Tokyo High Public Prosecutors Office; ∎ Justice of the Supreme Court ∎ Attorney-at-law (current)	∎ Director, Representative Director and Executive Vice President of Nippon Steel Corporation ∎ President (Representative Director) of the Shoko Chukin Bank, Ltd.	∎ Representative Executive Officer, Chairman, President and Chief Executive Officer and Director of Hitachi, Ltd.	∎ CEO of Tohmatsu & Co. ∎ Certified public accountant (current)

∎ Basic Policy

1)	The executive compensation shall be based on the function and responsibility assigned to and the performance of each of the Directors, etc.
2)	The executive compensation shall give consideration to improving corporate value and creating value for various stakeholders over the medium to long-term.

3)	The executive compensation shall reflect the management environment and business performance of the Group.
4)	The executive compensation shall enable compensation for securing expert personnel such as professionals with a competitive edge in the market.
5)

The compensation system and standards shall be reevaluated based on such factors as the economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

6)	Regulations and guidelines, etc., concerning executive compensation, both in Japan and overseas, shall be complied with.

Message to our shareholders Point 7

Highly-Transparent Process Centered on Outside Directors to Determine Executive Appointments

Ensuring a Highly Objective and Transparent Process to Determine Executive Appointment

∎ Structure and Role of the Nominating Committee

The Nominating Committee is comprised exclusively of outside directors all of whom, including the Chairman, are sufficiently independent from the management of the Group. The Nominating Committee determines the contents of proposals to be submitted to the general meeting of shareholders with respect to the appointment and dismissal of directors of the Company, and conducts actions such as exercising the approval rights held by the Company regarding the appointment and dismissal of directors of the Three Core Companies. The Nominating Committee plays a major role in the executive appointments of the Group by ensuring objectivity and transparency.

Members of the Compensation Committee (All Are Outside Directors)

Chairman
Takashi Kawamura	Tetsuo Seki	Tatsuo Kainaka
Major Personal History	Major Personal History	Major Personal History
∎ Representative Executive Officer, Chairman, President and Chief Executive Officer and Director of Hitachi, Ltd.	∎ Director, Representative Director and Executive Vice President of Nippon Steel Corporation ∎ President (Representative Director) of the Shoko Chukin Bank, Ltd.	∎ Superintending Prosecutor of the Tokyo High Public Prosecutors Office; ∎ Justice of the Supreme Court ∎ Attorney-at-law (current)

Hiroko Ota	Izumi Kobayashi
Major Personal History	Major Personal History
∎ Minister of State for Economic and Fiscal Policy ∎ Professor, National Graduate Institute for Policy Studies (current)	∎ President and Representative Director of Merrill Lynch Japan Securities Co., Ltd. ∎ Executive Vice President of the Multilateral Investment Guarantee Agency of the World Bank Group

∎ Process to Determine Executive Appointments

The Nominating Committee plays the role as stated above in the appointment of directors of the Company and the Three Core Companies.

In addition, the appointment of the management team of the Company and the Three Core Companies (i.e., (i) executive officers as defined in the Companies Act of the Company, (ii) executive officers as defined in our internal regulations of the Company with titles, and (iii) executive officers as defined in our internal regulations of the Three Core Companies with titles) are determined by the resolutions of the Board of Directors that are based on the discussions at the Human Resources Review Meeting, which consists of members of the Nominating Committee and the Compensation Committee (all of whom are outside directors) and the Group CEO. In this manner, the Company ensures a highly objective and transparent process to determine executive appointments.

∎ Succession of the Group CEO

The New Group CEO has assumed his office in April this year.

What role did the Nominating Committee play in the succession?

Since 2014 when the Company was transformed into a Company with Three Committees, the Nominating Committee had discussed the succession plan on the Group CEO, and it played an important role in selecting the Group CEO. Specifically, it discussed, among other matters, the personnel requirements for, timing of the succession of and the selection of the next Group CEO, and it was engaged in procedures regarding the Group CEO succession. Each of the members of the Nominating Committee deliberated on the above matters by obtaining a deep understanding of the qualifications, abilities and personalities of the respective candidates through, among other methods, a third-party evaluation by external institutional evaluators, observation of candidates in meetings of various types and offsite meetings, and interviews with candidates.

Message to our shareholders Point 8

We Respond Sincerely to the Voices of Our Shareholders

To Our Shareholders

We would like to thank you for your various words of encouragement and valuable comments through, among others, your attendance at the general meeting of shareholders and your answers to our questionnaires.

We, the officers and employees of Mizuho, will strive to enhance our corporate value by utilizing your comments.

Akihito Mochizuki, Managing Executive Officer

Dialogue with Our Shareholders

We are actively working to enhance two-way communication with our shareholders by utilizing the general meetings of shareholders and publication of booklets, etc. In this section we will report on the most recent general meeting of shareholders and the valuable comments we have received from our shareholders.

∎ The 15th Ordinary General Meeting of Shareholders (held on June 23, 2017)

• Outline of General Meeting of Shareholders
Place	Tokyo International Forum
Number of Shareholders Present	266,039
Number of Shareholders Attended	2,523
Number of Shareholders Who Asked Questions	10

• Principal questions involved:

•	Approach to Fintech
•	Effort to improve profitability
•	Significance of supporting the Tokyo 2020 Olympic Games, etc.

• Questionnaire results

We obtained answers from 1,291 shareholders at the venue.

We sincerely appreciate the cooperation of our shareholders. The following is a selection of results from this questionnaire:

Understandability of the explanations provided

• Was the business report understandable? (Here, we show the result regarding the understandability of the report by the President):

• Were the officers’ answers to questions understandable?

How did your impression of Mizuho change after this general meeting of shareholders?

In addition to the above, we received valuable comments from approximately 370 shareholders regarding matters such as the meeting proceedings, answers to questions, and procedures and guidance given at the reception desk.

We are proud to received praise from many shareholders, such as “easy to understand” and “satisfactory.” We will continue to make our general meeting of shareholders more satisfactory by utilizing shareholders comments.

∎ Shareholders’ newsletter (The 16th Interim Period Report to Our Shareholders: issued in December 2017)

We truly appreciate the valuable comments we received from 4,188 shareholders. We will use them in our future effort to further enhance our information disclosure.

Was the newsletter understandable?

How did your impression of Mizuho change after reading the newsletter?

Additional comments (from approximately 1,300 shareholders)

The comments were primarily related to the following matters:

• Content and layout of the shareholder’s newsletter

• Fundamental structural reforms

• Dividend and stock prices

• Messages of encouragement to our company

As our effort to improve understandability by using charts and giving commentaries, etc. were well received, we worked to make this booklet more understandable based on such response from our shareholders.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Securities Code: 8411)

June 1, 2018

To Our Shareholders

CONVOCATION NOTICE OF

THE 16TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be advised that the 16th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights by mail or via the Internet. After examining the reference materials for the ordinary general meeting of shareholders set forth below (pages 38 through 79), please exercise your voting rights by 5:00 p.m. on Thursday, June 21, 2018. The voting results will be reported on the Company’s website.

Yasuhiro Sato

Chairman, Member of the Board of Directors

Executive Officer

Mizuho Financial Group, Inc.

5-5, Otemachi 1-chome,

Chiyoda–ku, Tokyo

Matters disclosed on the Internet

∎

Pursuant to laws and regulations and the provision of Article 24 of the Articles of Incorporation, the notes to the consolidated financial statements and the notes to non-consolidated financial statements are disclosed through postings on the Company’s website, and are therefore not described in the attached consolidated financial statements and non-consolidated financial statements. Accordingly, the attached consolidated financial statements and the non-consolidated financial statements are part of the consolidated financial statements and the non-consolidated financial statements that were subject to audit by the Independent Auditors for the purpose of the Reports of Independent Auditors, as well as audit by the Audit Committee for the purpose of the Audit Report.

∎

Any corrections made to the reference materials for the ordinary general meeting of shareholders, the business report, the consolidated financial statements, and the non-consolidated financial statements shall be notified by being posted on the Company’s website.

The Company’s website: https://www.mizuho-fg.com/	Search	Mizuho FG

Notes:

•	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

Details

1.	Date and Time:	10:00 a.m. on Friday, June 22, 2018 (doors open at 9:00 a.m.)

2.	Place:	Tokyo International Forum (Hall A)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
3.	Purpose of the Meeting:

	Matters to be Reported:	Report on the Business Report for the 16th fiscal year (from April 1, 2017 to March 31, 2018), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee

Matters to be Resolved:

<Company’s Proposal (Proposal 1)>

Proposal made by the Nominating Committee

	Proposal 1:	Appointment of fourteen (14) directors

<Shareholders’ Proposals (Proposals 2 through 6)>

Proposals made by certain shareholders

Proposals 2 through 6 have been made by certain shareholders.

The Board of Directors of the Company opposes all of those proposals.

	Proposal 2:	Partial amendment to the Articles of Incorporation (disclosure of compensation paid to individual officers)

	Proposal 3:	Partial amendment to the Articles of Incorporation (separation of the Chairman of the Board of Directors and CEO)

	Proposal 4:	Partial amendment to the Articles of Incorporation (exercise of voting rights of shares held for strategic reasons)

	Proposal 5:	Partial amendment to the Articles of Incorporation (preparation of a corporate ethics code regarding acts of purchasing sexual services from minors and other similar acts)

Proposal 6:	Partial amendment to the Articles of Incorporation (creating a platform for dialogue between shareholders and the company by using blockchain)

-End of Notice-

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Information regarding the general meeting of shareholders

∎

As has usually been the case in the past, the reception at the entrance to the meeting place is expected to be overcrowded just prior to the starting time of the meeting; therefore, your arrival ahead of time would be very much appreciated.

∎	Please note that doors will open 30 minutes later than last year.

∎

Upon arrival at the meeting, please submit the “Voting Form” enclosed herewith to the reception at the entrance to the meeting place. In the case of attendance by proxy, please appoint as a proxy one of the shareholders holding voting rights at this general meeting of shareholders, and submit the document certifying the authority of such proxy together with the voting form.

∎	No gifts to shareholders will be given on the meeting day.

[Translation]

Reference Materials for the General Meeting of Shareholders

Company’s Proposal

Proposal 1: Appointment of fourteen (14) directors

Of the thirteen (13) directors appointed at the 15th Ordinary General Meeting of Shareholders, Mr. Koichi Iida resigned as director as of April 1, 2018, and the term of office of the other twelve (12) directors will expire at the closing of this ordinary general meeting of shareholders. Therefore, the Company proposes the appointment of fourteen (14) directors in accordance with the determination by the Nominating Committee.

All six (6) outside directors satisfy the “Independence Standards of Outside Directors of MHFG” established by the Company. (For overview of the independence standards above, please see page 66.)

Candidate No.			Name	Year of Appointment	Current Title and Assignment in the Company
1	New Appointment		Tatsufumi Sakai	—	President & Group CEO (Representative Executive Officer)

2	Reappointment		Takanori Nishiyama	2017	Managing Executive Officer Head of Compliance Group / Group CCO Member of the Board of Directors

3	Reappointment		Makoto Umemiya	2017	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO Member of the Board of Directors

4	Reappointment		Yasuyuki Shibata	2017	Managing Executive Officer Head of Risk Management Group / Group CRO Member of the Board of Directors

5	New Appointment		Hisashi Kikuchi	—	Managing Executive Officer Head of Strategic Planning Group /Group CSO (Note 1)

6	Reappointment	Internal Non-Executive Director	Yasuhiro Sato	2009	Member of the Board of Directors, Chairman (Note 2, 3)

Candidate No.			Name	Year of Appointment	Current Title and Assignment in the Company
7	Reappointment	Internal Non-Executive Director	Ryusuke Aya	2014	Member of the Board of Directors Member of the Audit Committee Chairman of the Risk Committee

8	Reappointment	Internal Non-Executive Director	Nobukatsu Funaki	2014	Member of the Board of Directors Member of the Audit Committee

9	Reappointment	Outside Director	Tetsuo Seki	2015	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Chairman of the Audit Committee

10	Reappointment	Outside Director	Takashi Kawamura	2014	Member of the Board of Directors Chairman of the Nominating Committee Member of the Compensation Committee

11	Reappointment	Outside Director	Tatsuo Kainaka	2014	Member of the Board of Directors Member of the Nominating Committee Chairman of the Compensation Committee Member of the Audit Committee

12	Reappointment	Outside Director	Hirotake Abe	2015	Member of the Board of Directors Member of the Compensation Committee Member of the Audit Committee

13	Reappointment	Outside Director	Hiroko Ota	2014	Chairman of the Board of Directors (Note 3) Member of the Nominating Committee

14	Reappointment	Outside Director	Izumi Kobayashi	2017	Member of the Board of Directors Member of the Nominating Committee Member of the Risk Committee

(Notes)	1.	Mr. Hisashi Kikuchi concurrently serves as the General Manager of the Corporate Secretariat; however, he will be discharged from this position prior to this ordinary general meeting of shareholders.

	2.	Mr. Yasuhiro Sato concurrently serves as the executive officer; however, he will resign as the executive officer at the closing of this ordinary general meeting of shareholders.

	3.	Mr. Sato engages in the company’s external activities as the Chairman. Ms. Ota chairs the Board meetings.

Candidate No. 1	Tatsufumi Sakai	New Appointment

Date of Birth	August 27, 1959 (Age 58)

Current Title and Assignment in the Company	President & Group CEO (Representative Executive Officer)

Number of Shares of Stock of the Company held (Note 1)	Number of Shares of Common Stock of the Company currently held: 308,538 shares Potential Number of Additional Shares of Common Stock of the Company to be held: 120,388 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017)	—

Term in Office as a Director	— (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investment banking business planning and international business planning, etc., as a member of the Group since 1984. Moreover, he has abundant management experience as the President & CEO of Mizuho Securities Co., Ltd. The Company has selected him as a candidate for director based on the role delegated to him as the head of business execution and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2011	Executive Officer, Senior Corporate Officer of Strategic Planning Group of CB
April 2012

Executive Officer, General Manager of Group Planning Division of the Company

Executive Officer, General Manager of Group Planning Division of BK

Executive Officer, General Manager of Group Planning Division of CB

April 2013

Managing Executive Officer, Head of Investment Banking Unit of the Company (until April 2014)

Managing Executive Officer, Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services) of BK

Managing Executive Officer, Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services) of CB

April 2014	Managing Executive Officer, Head of International Banking Unit of the Company Managing Executive Officer, Head of International Banking Unit of BK
April 2016	President & CEO of SC
April 2018	President & Group CEO of the Company (current) Member of the Board of Directors of BK (current) Member of the Board of Directors of TB (current) Member of the Board of Directors of SC (current)

(Definitions) BK: Mizuho Bank, Ltd. CB: Mizuho Corporate Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. SC: Mizuho Securities Co., Ltd.

Status of Major Concurrent Office

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

Candidate No. 2	Takanori Nishiyama	Reappointment

Date of Birth	May 9, 1962 (Age 56)

Current Title and Assignment in the Company	Managing Executive Officer Head of Compliance Group / Group CCO Member of the Board of Directors

Number of Shares of Stock of the Company held (Note 1)	Number of Shares of Common Stock of the Company currently held: 130,925 shares Potential Number of Additional Shares of Common Stock of the Company to be held: 73,857 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017)(Note 2)	The Board of Directors: 12/12 meetings (100%)

Term in Office as a Director	1 year (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in compliance, public relations, business promotion, etc., as a member of the Group since 1985. The Company has selected him as a candidate for director based on the role delegated to him as the Head of Compliance Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2012	General Manager of Branch Banking Division No.5 of BK
April 2014	Executive Officer / General Manager of Omiya Branch
April 2015	Managing Executive Officer / In charge of Corporate Banking
April 2016	Managing Executive Officer / In charge of Banking
April 2017

Managing Executive Officer / Head of Compliance Group of the Company (Member of the Board of Directors, Managing Executive Officer from June 2017) (current)

Executive Managing Director / Head of Compliance Group of BK (current)

(Definitions)
BK: Mizuho Bank, Ltd.

Status of Major Concurrent Office

Executive Managing Director of Mizuho Bank, Ltd.

Candidate No. 3	Makoto Umemiya	Reappointment

Date of Birth	December 23, 1964 (Age 53)

Current Title and Assignment in the Company	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO Member of the Board of Directors

Number of Shares of Stock of the Company held (Note 1)	Number of Shares of Common Stock of the Company currently held: 34,755 shares Potential Number of Additional Shares of Common Stock of the Company to be held: 74,124 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017) (Note 2)	The Board of Directors: 12/12 meetings (100%)

Term in Office as a Director	1 year (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, business promotion, etc., as a member of the Group since 1987. The Company has selected him as a candidate for director based on the role delegated to him as the Head of Financial Control & Accounting Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2012	General Manager of Osaka Branch of BK
April 2014	General Manager of Financial Planning Division of the Company General Manager of Financial Planning Division of BK
April 2015	Executive Officer / General Manager of Financial Planning Department of the Company Executive Officer / General Manager of Financial Planning Department of BK
April 2017

Managing Executive Officer / Head of Financial Control & Accounting Group of the Company (Member of the Board of Directors, Managing Executive Officer from June 2017) (current)

Executive Managing Director / Head of Financial Control & Accounting Group of BK (current)

(Definitions) BK: Mizuho Bank, Ltd.

Status of Major Concurrent Office

Executive Managing Director of Mizuho Bank, Ltd.

Candidate No. 4	Yasuyuki Shibata	Reappointment

Date of Birth	August 21, 1962 (Age 55)

Current Title and Assignment in the Company	Managing Executive Officer Head of Risk Management Group / Group CRO Member of the Board of Directors

Number of Shares of Stock of the Company held (Note 1)	Number of Shares of Common Stock of the Company currently held: 49,500 shares Potential Number of Additional Shares of Common Stock of the Company to be held: 69,070 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017) (Note 2)	The Board of Directors: 12/12 meetings (100%)

Term in Office as a Director	1 year (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, market business, etc. as a member of the Group since 1986. The Company has selected him as a candidate for director based on the role to be delegated to him as the Head of Risk Management Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2011	General Manager of Hong Kong Treasury Department of CB
July 2013	General Manager of Hong Kong Treasury Department of BK
April 2014	General Manager of Americas Treasury Division
April 2015	Executive Officer / General Manager of Americas Treasury Division
July 2016	Executive Officer / General Manager of Risk Management Department of the Company Executive Officer / General Manager of Risk Management Department of BK
June 2017	Member of the Board of Directors, Managing Executive Officer / Head of Risk Management Group of the Company (current) Executive Managing Director / Head of Risk Management Group of BK (current)
(Definitions) BK: Mizuho Bank, Ltd. CB: Mizuho Corporate Bank, Ltd.

Status of Major Concurrent Office

Executive Managing Director of Mizuho Bank, Ltd.

Candidate No. 5	Hisashi Kikuchi	New Appointment

Date of Birth	September 14, 1965 (Age 52)

Current Title and Assignment in the Company	Managing Executive Officer Head of Strategic Planning Group / Group CSO*

Number of Shares of Stock of the Company held (Note 1)	Number of Shares of Common Stock of the Company currently held: 48,200 shares Potential Number of Additional Shares of Common Stock of the Company to be held: 37,868 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017)	—

Term in Office as a Director	— (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, human resource management, business promotion, etc. as a member of the Group since 1988. The Company has selected him as a candidate for director based on the role to be delegated to him as the Head of Strategic Planning Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2013	General Manager of Nihonbashi Corporate Banking Division of CB
July 2013	General Manager of Tokyo Corporate Banking Division of BK
April 2015	General Manager of Corporate Secretariat of the Company General Manager of Corporate Secretariat of BK
April 2016	Executive Officer / General Manager of Corporate Secretariat of the Company Executive Officer / General Manager of Corporate Secretariat of BK
April 2018

Managing Executive Officer / Head of Strategic Planning Group and General Manager of Corporate Secretariat* of the Company (current)

Managing Executive Officer / Head of Strategic Planning Group and General Manager of Corporate Secretariat* of BK (current)

(*He concurrently serves as General Manager of Corporate Secretariat; however, he will be discharged from this position prior to this ordinary general meeting of shareholders)

(Definitions) BK: Mizuho Bank, Ltd. CB: Mizuho Corporate Bank, Ltd.
Status of Major Concurrent Office
Managing Executive Officer of Mizuho Bank, Ltd. (Mr. Kikuchi is expected to be Executive Managing Director in late June 2018.)

Candidate No. 6	Yasuhiro Sato	Reappointment Non-Executive Director

Date of Birth	April 15, 1952 (Age 66)

Current Title and Assignment in the Company	Chairman, Member of the Board of Directors*

Number of Shares of Stock of the Company held (Note 1)	Number of Shares of Common Stock of the Company currently held: 890,412 shares Potential Number of Additional Shares of Common Stock of the Company to be held: 677,640 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017)	The Board of Directors: 14/14 meetings (100%)

Term in Office as a Director	9 years (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business planning and business promotion, etc., as a member of the Group since 1976. Moreover, he has abundant management experience as the Group CEO and President & CEO of Mizuho Bank, Ltd. He is expected to be the Chairman, Member of the Board of Directors who does not concurrently serve as the executive officer subject to the approval of this ordinary general meeting of shareholders. Company has selected him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as director who does not concurrently serve as executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

March 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of CB
April 2004	Managing Executive Officer / In charge of business promotion
March 2006	Executive Managing Director / Head of Corporate Banking Unit
April 2007	Deputy President / Chief Auditor
April 2009	President & CEO (until July 2013)
June 2009	Member of the Board of Directors of the Company
June 2011	Member of the Board of Directors of BK President & Group CEO of the Company (until June 2014)
July 2013	President & CEO of BK
April 2014	Member of the Board of Directors (until April 2018) Member of the Board of Directors of TB (until April 2018) Member of the Board of Directors of SC (until April 2018)
June 2014	Member of the Board of Directors, President & Group CEO of the Company
April 2018

Chairman, Member of the Board of Directors, Executive Officer* (current)

(*He concurrently serves as the executive officer; however, he will resign as the executive officer at the closing of this ordinary general meeting of shareholders.)

(Definitions) BK: Mizuho Bank, Ltd. CB: Mizuho Corporate Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. SC: Mizuho Securities Co., Ltd.

Status of Major Concurrent Office

None

Candidate No. 7	Ryusuke Aya	Reappointment / Internal Non-Executive Director

Date of Birth	May 20, 1960 (Age 58)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Audit Committee Member of the Risk Committee

Number of Shares of Stock of the Company held (Note 1)	Number of Shares of Common Stock of the Company currently held: 218,192 shares Potential Number of Additional Shares of Common Stock of the Company to be held: 123,454 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017) (Note 2)	The Board of Directors: 14/14 meetings (100%) The Audit Committee: 13/13 meetings (100%) The Risk Committee: 7/7 meetings (100%)

Term in Office as a Director	4 years (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, business promotion, etc. as a member of the Group since 1984. Moreover, he has abundant auditing experience as a member of the Audit Committee of the Company. The Company has selected him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as director who does not concurrently serve as executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2012

Executive Officer / General Manager of Risk Management Division of the Company

Executive Officer / General Manager of Risk Management Division of BK

Executive Officer / General Manager of Risk Management Division of CB

November 2013

Managing Executive Officer / Head of Risk Management Group of the Company (Member of the Board of Director / Managing Executive Officer from June 2014)

Managing Executive Officer / Head of Risk Management Group of BK (Executive Managing Director from April 2014)

Managing Executive Officer / In charge of Risk Management Group of TB (until April 2014)

Managing Executive Officer / In charge of Risk Management Group of SC (until April 2014)

June 2017	Member of the Board of Directors of the Company (current) Member of the Board of Directors (Audit & Supervisory Committee Member) of BK (until April 2018)

(Definitions)
BK: Mizuho Bank, Ltd.
CB: Mizuho Corporate Bank, Ltd.
TB: Mizuho Trust & Banking Co., Ltd.
SC: Mizuho Securities Co., Ltd.

Status of Major Concurrent Office

None

Candidate No. 8	Nobukatsu Funaki	Reappointment / Internal Non-Executive Director

Date of Birth	March 30, 1959 (Age 59)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Audit Committee

Number of Shares of Stock of the Company held (Note 1)	Number of Shares of Common Stock of the Company currently held: 77,115 shares Potential Number of Additional Shares of Common Stock of the Company to be held: 198,422 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017)	The Board of Directors: 14/14 meetings (100%) The Audit Committee: 17/17 meetings (100%)

Term in Office as a Director	4 years (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting and business promotion, etc., as a member of the Group since 1981. Moreover, he has abundant auditing experience as a member of the Audit Committee of the Company. The Company has selected him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as director who does not concurrently serve as executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

He has considerable expert knowledge concerning finance and accounting which he gained through his experiences and career, etc., as a certified public accountant, the General Manager of the Accounting Division of Mizuho Corporate Bank, Ltd. and a member of the Audit Committee of the Company.

Brief Personal Record

March 2010	Audit & Supervisory Board Member of CB (until June 2013)
April 2013	Audit & Supervisory Board Member (Outside Member) of SC (until June 2014)
June 2013	Audit & Supervisory Board Member of the Company
June 2014	Member of the Board of Directors (current)

(Definitions) CB: Mizuho Corporate Bank, Ltd. SC: Mizuho Securities Co., Ltd.

Status of Major Concurrent Office

None

Candidate No. 9	Tetsuo Seki	Reappointment / Outside Director

Date of Birth	July 29, 1938 (Age 79)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

Number of Shares of Stock of the Company held	Number of Shares of Common Stock of the Company currently held: 33,400 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017) (Note 2)	The Board of Directors: 14/14 meetings (100%) The Nominating Committee: 12/12 meetings (100%) The Compensation Committee: 9/9 meetings (100%) The Audit Committee: 17/17 meetings (100%)

Term in Office as a Director	3 years (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

He has served as Representative Director and Executive Vice President of Nippon Steel Corporation; President (Representative Director) of the Shoko Chukin Bank, Ltd.; Chairperson of the Japan Corporate Auditors Association; and Chairperson of the Audit Committee of Japan Post Holdings Co., Ltd. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to, among others, (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors and (ii) the Company’s effort to further enhance internal control systems and group governance, from a perspective independent from that of the management, leveraging his extensive experience and deep insight as a top executive, etc.

He has considerable expert knowledge concerning finance and accounting which he gained through his experiences and career, etc., as CFO of Nippon Steel Corporation, Chairperson of the Japan Corporate Auditors Association, and a member of the Audit Committee of the Company.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

Activities on the Board of Directors and Committees

By leveraging his extensive experience and deep insight as a top executive, he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he proactively made suggestions concerning, among others, the significance of (i) costs and personnel controls to construct a stable income base, (ii) considering fundamental measures by improving productivity, (iii) how profit plans and performance evaluations should be structured and (iv) the area strategy of domestic branches.

Furthermore, as the Chairman of the Audit Committee, he led the committee with respect to implementing the initiatives to enhance audit and supervisory functions on a group basis.

Brief Personal Record

April 1963	Joined Yawata Iron & Steel Co., Ltd.
June 1993	Director of Nippon Steel Corporation
April 1997	Managing Director
April 2000	Representative Director and Executive Vice President
June 2003	Executive Advisor
June 2004	Senior Corporate Auditor
June 2006	Independent Director of Terumo Corporation (until September 2008)
March 2007	Outside Director of Sapporo Holdings Limited (until September 2008)
June 2007	Outside Director of Tokyo Financial Exchange Inc. (until September 2008)
October 2007	Chairperson of the Japan Corporate Auditors Association (until October 2008) Outside Director of Japan Post Holdings Co., Ltd. (until September 2008)
June 2008	Executive Advisor to Nippon Steel Corporation (until September 2008)
October 2008	President (Representative Director) of the Shoko Chukin Bank, Ltd.
June 2013	General Advisor (current)
June 2015	Member of the Board of Directors (Outside Director) of the Company (current)
March 2016	Audit & Supervisory Board Member of Sapporo Holdings Limited (current)

Status of Major Concurrent Office

Audit & Supervisory Board Member of Sapporo Holdings Limited

Candidate No. 10	Takashi Kawamura	Reappointment / Outside Director

Date of Birth	December 19, 1939 (Age 78)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee

Number of Shares of Stock of the Company held	Number of Shares of Common Stock of the Company currently held: 130,000 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017)	The Board of Directors: 12/14 meetings (85%) The Nominating Committee: 14/14 meetings (100%) The Compensation Committee: 8/9 meetings (88%)

Term in Office as a Director	4 years (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

He has served as Representative Executive Officer, Chairman, President and Chief Executive Officer and Director; Representative Executive Officer, Chairman and Director; and Chairman of the Board of Hitachi, Ltd. During that time, he explored how to implement corporate governance in line with global standards and spearheaded bold management reform and governance reform. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to, among others, (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors and (ii) the Company’s effort to enhance group governance, from a perspective independent from that of the management, leveraging his extensive experience and deep insight.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The business relationship, etc. between Tokyo Electric Power Company Holdings, Inc., where he serves as the Chairman of the Board of Directors (outside director), and the Group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the Group of the consolidated net sales of Tokyo Electric Power Company Holdings, Inc. and (ii) the percentage of gross profits gained through the business with group companies of Tokyo Electric Power Company Holdings, Inc. of the consolidated gross profits of the Company, are less than 1%, respectively.

Activities on the Board of Directors and Committees

By leveraging his extensive experience and deep insight as a top executive, he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he proactively made suggestions concerning, among others, the significance of (i) streamlining personnel and improving productivity in light of long-term personnel structures and digitalization and (ii) enhancing the measures for focusing and streamlining areas of the business portfolio strategies.

Furthermore, as the Chairman of the Nominating Committee, he led the committee with respect to decisions on proposals, including proposals for the appointment of directors of the Company, and approvals for the appointment of directors and officers with titles for the Three Core Companies.

Brief Personal Record

April 1962	Joined Hitachi, Ltd.
June 1995	Director
June 1997	Executive Managing Director
April 1999	Executive Vice President and Representative Director
April 2003	Director (until June 2007)
June 2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
June 2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (until June 2009)
June 2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (until June 2007)
June 2007	Chairman of the Board, Hitachi Maxell, Ltd. (until June 2009)
April 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.
June 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer and Director
April 2010	Representative Executive Officer, Chairman and Director
April 2011	Chairman of the Board
April 2014	Director
June 2014	Advisor (until June 2016) Member of the Board of Directors (Outside Director) of the Company (current)

Status of Major Concurrent Office

Outside Audit & Supervisory Board Member of Nikkei Inc.

Chairman of the Board of Directors (Outside Director) of Tokyo Electric Power Company Holdings, Inc.

Candidate No. 11	Tatsuo Kainaka	Reappointment / Outside Director

Date of Birth	January 2, 1940 (Age 78)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

Number of Shares of Stock of the Company held	Number of Shares of Common Stock of the Company currently held: 22,400 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017)	The Board of Directors: 14/14 meetings (100%) The Nominating Committee: 14/14 meetings (100%) The Compensation Committee: 9/9 meetings (100%) The Audit Committee: 17/17 meetings (100%)

Term in Office as a Director	4 years (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

He has served in positions such as Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Justice of the Supreme Court, and he is currently active as an attorney-at-law. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to, among others, (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors and (ii) the further enhancement of the corporate governance, compliance and risk management system of the Company, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Although he has not previously been engaged in management of a company other than in his career as an outside director and outside audit & supervisory board member, the Company believes he will fulfill the duties of an outside director of the Company appropriately due to the reasons stated above.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The relationship between him, as an attorney-at-law, and the Group does not affect his independence, for reasons including that he or the law office to which he belongs, i.e., Takusyou Sogo Law Office, has not received any money or proprietary benefit from the Group other than the compensation he receives as an outside director of the Company.

Activities on the Board of Directors and Committees

By leveraging his extensive experience, deep insight and high level of expertise as Justice of the Supreme Court, an attorney-at-law, etc., he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he proactively made suggestions concerning, among others, the significance of (i) clarifying the authority and responsibility in respect of group management, including the management of costs, (ii) how performance targets and performance evaluations should be structured and (iii) compliance.

Furthermore, as the Chairman of the Compensation Committee, he led the committee with respect to decisions on proposals, including proposals for compensation for each individual director, etc., of the Company, and an executive compensation system, etc., for the Company and the Three Core Companies.

Brief Personal Record

April 1966	Appointed as Public Prosecutor
January 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
October 2002	Justice of the Supreme Court
March 2010	Admitted to the Tokyo Bar Association
April 2010	Joined Takusyou Sogo Law Office (current)
January 2011	President of the Life Insurance Policyholders Protection Corporation of Japan (current)
November 2013	Member of the Board of Directors (Outside Director) of BK (until June 2014)
June 2014	Member of the Board of Directors (Outside Director) of the Company (current)

(Definitions) BK: Mizuho Bank, Ltd.

Status of Major Concurrent Office

Attorney-at-law at Takusyou Sogo Law Office

President of the Life Insurance Policyholders Protection Corporation of Japan

Corporate	Auditor (External) of Oriental Land Co., Ltd.

Candidate No. 12	Hirotake Abe	Reappointment / Outside Director

Date of Birth	November 13, 1944 (Age 73)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Compensation Committee Member of the Audit Committee

Number of Shares of Stock of the Company held	Number of Shares of Common Stock of the Company currently held: 33,400 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017)	The Board of Directors: 14/14 meetings (100%) The Compensation Committee: 9/9 meetings (100%) The Audit Committee: 17/17 meetings (100%)

Term in Office as a Director	3 years (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

He has served in positions such as CEO of Tohmatsu & Co., and he is currently active as a certified public accountant. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to, among others, strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Although he has not previously been engaged in management of a company other than in his career as an outside director and an outside audit & supervisory board member, the Company believes he will fulfill the duties of an outside director of the Company appropriately due to the reasons stated above and his considerable expert knowledge concerning finance and accounting as a certified public accountant.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

With respect to the relationship between him, as a certified public accountant, and the Group, he or the accounting office to which he belongs, i.e., Certified Public Accountant Hirotake Abe Office, has not received any money or proprietary benefit from the Group other than the compensation receiving as an outside director of the Company.

Activities on the Board of Directors and Committees

By leveraging his extensive experience, deep insight and high level of expertise as a certified public accountant, he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he proactively made suggestions concerning, among others, the significance of (i) monitoring in the business plans, (ii) external disclosure useful for stakeholders and (iii) reforming business processes including utilization of digital innovations.

Brief Personal Record

January 1970	Joined Tohmatsu Awoki & Co.
June 1985	Temporarily transferred to Deloitte & Touche New York Office (until October 1992)
July 1990	Senior Partner of Tohmatsu & Co.
June 2001	CEO (until May 2007)
June 2004	Executive Member of Deloitte Touche Tohmatsu Limited (until May 2007)
June 2007	Senior Adviser of Deloitte Touche Tohmatsu (until December 2009)
January 2010	Established the Certified Public Accountant Hirotake Abe Office (current)
June 2010	Outside Corporate Auditor of CONEXIO Corporation (current)
September 2010	Visiting Professor, Chuo Graduate School of International Accounting (until March 2012)
June 2011	Outside Corporate Auditor of Honda Motor Co., Ltd. (until June 2015)
October 2012	Outside Audit and Supervisory Board Member of NIPPON STEEL & SUMITOMO METAL CORPORATION (until June 2016)
June 2015	Member of the Board of Directors (Outside Director) of the Company (current)

Status of Major Concurrent Office Certified Public Accountant Hirotake Abe Office Outside Corporate Auditor of CONEXIO Corporation

Candidate No. 13	Hiroko Ota	Reappointment / Outside Director

Date of Birth	February 2, 1954 (Age 64)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee

Number of Shares of Stock of the Company held	Number of Shares of Common Stock of the Company currently held: 5,000 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017)	The Board of Directors: 14/14meetings (100%) The Nominating Committee: 14/14 meetings (100%)

Term in Office as a Director	4 years (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

She has served in positions such as Professor of the National Graduate Institute for Policy Studies and Minister of State for Economic and Fiscal Policy of the Cabinet Office. She currently teaches at the National Graduate Institute for Policy Studies and is in charge of important posts such as the Chairman of the Regulatory Reform Promotion Council of the Cabinet Office and a member of the Government Tax Commission. The Company proposes to appoint her as an outside director based on its conclusion that she will be able to significantly contribute to, among others, strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, from a perspective independent from that of the management, leveraging her extensive experience, deep insight and high level of expertise, which includes the ability to see things from macro perspective (e.g., from a public policy and economic policy perspective) and a high level of awareness of the problems that must be resolved for the revival of the Japanese economy.

Although she has not previously been engaged in management of a company other than in her career as an outside director, the Company believes she will fulfill the duties of an outside director of the Company appropriately due to the reasons stated above.

His/Her Independence

She satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

Activities on the Board of Directors and Committees

By leveraging her extensive experience, deep insight and high level of expertise as Professor of the National Graduate Institute for Policy Studies, Minister of State for Economic and Fiscal Policy of the Cabinet Office, etc., she proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, she proactively made suggestions concerning, among others, the significance of (i) “fundamental structural reforms” aiming to secure sustainable growth and establish a competitive advantage in the future, (ii) how business plans should be established, (iii) enhancing personnel management based on medium-to long-term management strategies and (iv) further fundamental analysis of the business portfolio.

Furthermore, as the Chairman of the Board of Directors, she led the Board of Directors to make decisions on proposals, including a proposal for the basic management policy of the Group.

Brief Personal Record

April 1996	Associate Professor, the Graduate School of Policy Science, Saitama University
October 1997	Associate Professor, National Graduate Institute for Policy Studies
April 2001	Professor, National Graduate Institute for Policy Studies
April 2002	Director for Economic Research, Cabinet Office
March 2003	Deputy Director General for Economic Research, Cabinet Office
April 2004	Director General for Economic Research, Cabinet Office
August 2005	Professor, National Graduate Institute for Policy Studies
September 2006	Minister of State for Economic and Fiscal Policy
August 2008	Professor, National Graduate Institute for Policy Studies (current)
April 2009	Vice-President, National Graduate Institute for Policy Studies (until March 2011)
June 2014	Member of the Board of Directors (Outside Director) of the Company (current)

Status of Major Concurrent Office

Professor of National Graduate Institute for Policy Studies

Outside Director of JXTG Holdings, Inc.

Outside Director of Panasonic Corporation

Candidate No. 14	Izumi Kobayashi	Reappointment / Outside Director

Date of Birth	January 18, 1959 (Age 59)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee Member of the Risk Committee

Number of Shares of Stock of the Company held	Number of Shares of Common Stock of the Company currently held: 4,500 shares

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2017) (Note 2)	The Board of Directors: 11/12meetings (91%) The Nominating Committee: 12/12 meetings (100%) The Risk Committee: 8/8 meetings (100%)

Term in Office as a Director	1 year (as of the closing of this ordinary general meeting of shareholders)

Reason for Selecting Him/Her as a Candidate for Director

She has served as President and Representative Director of Merrill Lynch Japan Securities Co., Ltd., and Executive Vice President of the Multilateral Investment Guarantee Agency of the World Bank Group. The Company proposes to appoint her as an outside director based on its conclusion that she will be able to significantly contribute to, among others, strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, from a perspective independent from that of the management, leveraging her extensive experience and deep insight that she has cultivated in Japan and overseas.

His/Her Independence

She satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

Activities on the Board of Directors and Committees

By leveraging her extensive experience and deep insight as a top executive, she proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, she proactively made suggestions concerning, among others, the significance of (i) risk management structures that can respond to changes in market environment, (ii) enhancing the development of workforces for expanding new business areas, (iii) structural reforms in global business, and (iv) evaluating the influence on the marketing front-line by implementing business plans, fundamental structural reforms, etc.

Brief Personal Record

April 1981	Joined Mitsubishi Chemical Industries, Ltd. (currently Mitsubishi Chemical Corporation)
June 1985	Joined Merrill Lynch Futures Japan Inc.
December 2001	President and Representative Director, Merrill Lynch Japan Securities Co., Ltd. (until November 2008)
July 2002	Outside Director, Osaka Securities Exchange Co., Ltd.
November 2008	Executive Vice President, the Multilateral Investment Guarantee Agency, the World Bank Group
July 2013	Outside Director, ANA HOLDINGS INC. (current)
November 2013	Outside Director, Suntory Holdings Limited (until March 2017)
June 2014	Outside Director, Mitsui & Co., Ltd. (current)
July 2014	Member of the Risk Committee of the Company (as an outside expert who is not a director of the Company) (until June 2017)
April 2015	Vice Chairperson, Japan Association of Corporate Executives (current)
June 2016	Member of the Board of Governors, Japan Broadcasting Corporation (current)
June 2017	Member of the Board of Directors (Outside Director) of the Company (current)

Status of Major Concurrent Office

Outside Director of ANA HOLDINGS INC.

Outside Director of Mitsui & Co., Ltd.

Member of the Board of Governors of Japan Broadcasting Corporation

(Notes)	1.

For reference, “potential number of additional shares of common stock of the Company” refers to the number of shares that is scheduled to be delivered equivalent to the stock ownership points granted by the current stock compensation system and the stock acquisition rights granted by the former stock option system.

	2.

With respect to Messrs. Takanori Nishiyama, Makoto Umemiya, Yasuyuki Shibata and Ms. Izumi Kobayashi, their attendance at the meetings of the Board of Directors that were held during the fiscal year 2017 after their appointment as directors of the Company in June 2017 is stated.

With respect to Mr. Tetsuo Seki and Ms. Izumi Kobayashi, their attendance at the meetings of the Nominating Committee that were held during the fiscal year 2017 after their appointment as members of the Nominating Committee in June 2017 is stated.

With respect to Mr. Ryusuke Aya, his attendance at the meetings of the Audit Committee and the Risk Committee that were held during the fiscal year 2017 after his appointment as a member of the Audit Committee and the Risk Committee in June 2017 is stated.

	3.

The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company in an absorption-type merger, and the former Mizuho Corporate Bank, Ltd. changed its trade name to Mizuho Bank, Ltd

	4.

Messrs. Yasuhiro Sato, Ryusuke Aya and Nobukatsu Funaki are the candidates for non-executive director who do not concurrently serve as executive officers, specialist officers, employees or executive directors of the Company or its subsidiaries.

	5.

Messrs. Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Mses. Hiroko Ota and Izumi Kobayashi are “Candidates for outside directors” as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act. They satisfy the “Independence Standards of Outside Directors of MHFG” and are “independent directors” defined by the Tokyo Stock Exchange, Inc for the current period.

	6.	Liability Limitation Agreement with outside directors

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into liability limitation agreements with six (6) candidates for outside director, Messrs. Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Mses. Hiroko Ota and Izumi Kobayashi, which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director acts bona fide and without gross negligence in performing his or her duty. The Company intends to continue with similar liability limitation agreements with each candidate for outside director, i.e., the above six (6) candidates, upon their appointment at this ordinary general meeting of shareholders.

7.

If this proposal is adopted, the Company expects the designation of the Chairman and the Deputy Chairman of the Board of Directors, and designation of committee members and the Chairman of each committee to be as follows:

Chairman of the Board of Directors: Hiroko Ota

Deputy Chairman of the Board of Directors: Ryusuke Aya

Nominating Committee members: Takashi Kawamura (Chairman), Tetsuo Seki, Tatsuo Kainaka, Hiroko Ota and Izumi Kobayashi

Compensation Committee members: Tatsuo Kainaka (Chairman), Tetsuo Seki, Takashi Kawamura and Hirotake Abe

Audit Committee members: Tetsuo Seki (Chairman), Tatsuo Kainaka, Hirotake Abe, Ryusuke Aya and Nobukatsu Funaki

Risk Committee members: Ryusuke Aya (Chairman), Izumi Kobayashi and Hidetaka Kawakita (Outside Expert)

8.	The age of directors indicates their age on their last birthdays at this ordinary general meeting of shareholders.

9.

Mr. Tetsuo Seki served as the President (Representative Director) of the Shoko Chukin Bank, Ltd. from October 2008 to June 2013. On May 9, 2017, and October 25, 2017 with respect to the case of illegal practices that occurred in the crisis response operations, the Shoko Chukin Bank, Ltd. received administration action pursuant to Article 59 of the Shoko Chukin Bank Limited Act and Article 24 of the Japan Finance Corporation Act from the Ministry of Economy, Trade and Industry, the Ministry of Finance, the Financial Services Agency and the Ministry of Agriculture, Forestry and Fisheries.

10.

Mr. Takashi Kawamura served (and retired later in June 2016) as a Corporate Auditor of Japan Nuclear Fuel Limited. This company reported to the Tohoku Bureau of Telecommunications of the Ministry of Internal Affairs and Communications on the failure of Japan Nuclear Fuel Limited to apply for permission regarding installation of a part of equipment utilizing high frequency current, etc., in accordance with the Radio Act, following the “Request for Report in accordance with Article 81 of the Radio Act” (To-Tsu-Kan No. 55) issued by the Tohoku Bureau of Telecommunications of the Ministry of Internal Affairs and Communications in March 2016. This company received a stern warning from the Director-General of the Tohoku Bureau of Telecommunications under “Compliance with the Radio Act (stern warning)” of (To-Tsu-Kan No. 233) dated on October 21, 2016 with respect to installation and operation of equipment utilizing high frequency current without permission from the Minister for Internal Affairs and Communications during the period from March 1992 to March 2016.

Mr. Kawamura is not involved in this matter; he routinely promotes awareness of compliance on such occasions as meetings of the board of directors. After this incident came to light and until he retired, he carried out his responsibilities as an outside corporate auditor by, among other acts, advising to strengthen the internal audit system.

11.

Mr. Hirotake Abe currently serves as an Outside Corporate Auditor of CONEXIO Corporation. This company received a correction order from the Ministry of Internal Affairs and Communications under the Act for the Prevention of Illegal Mobile Phone Use in May 27, 2016 and November 7, 2017. Mr. Abe is not involved in this matter; he routinely promotes awareness of compliance on such occasions as meetings of the board of directors. After this incident came to light, he has been carrying out his responsibilities as an outside corporate auditor by, among other acts, advising this company to strengthen the compliance system.

12.

In May 2018, Panasonic Corporation (“Panasonic”), for which Ms. Hiroko Ota serves as an outside director, and its U.S. subsidiary, Panasonic Avionics Corporation (“Panasonic Avionics”), as one party, and the United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”), as the other party, agreed that Panasonic and Panasonic Avionics would pay US$ 280,602,830.93 to the U.S. government and undertake various efforts to improve compliance with respect to the SEC’s and DOJ’s investigation on the suspected violation of the Foreign Corrupt Practices Act and other securities laws in respect of Panasonic Avionics’ execution of certain contracts with airline customers and use of sales agents and consultants pertaining to such contracts. Ms. Ota is not involved in this matter; she routinely promotes awareness of compliance on such occasions as meetings of the board of directors. After this incident came to light, she has been carrying out her responsibilities as an outside director by, among other acts, directing a thorough investigation of the facts and prevention of recurrence and confirming the details of the efforts toward prevention of recurrence.

Overview of Independence Standards of Outside Directors of MHFG

1.

An outside director shall not be an executive director, an executive officer, a specialist officer, or an employee (“a person performing an executive role”) of the Company or its current subsidiaries nor has been a person performing an executive role in the past 10 years prior to his or her appointment, nor shall be a director, an audit & supervisory board member, an audit counselor, an executive officer, a specialist officer, or an employee of a company for which the Company is a principal shareholder.

2.

(1) An outside director shall not be a person or its parent company or material subsidiaries to whom the Company or the Three Core Companies are principal business counterparties nor a person performing an executive role thereof in the event that the foregoing is a company or has been such a person thereof within the past three years.

(2) An outside director shall not be a person or its parent company or material subsidiaries that is a principal business counterparty of the Company or the Three Core Companies nor a person performing an executive role thereof in the event that the foregoing is a company or has been such a person thereof within the past three years.

3.

An outside director shall not be a person performing an executive role of an entity that receives donations, etc., the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from the Company or the Three Core Companies.

4.	An outside director shall not be a person performing an executive role of a company or its parent company or subsidiaries to which directors are transferred from the Company or its subsidiaries.

5.

An outside director shall not currently be an accounting auditor or an employee, etc., of such accounting auditor of the Company or its subsidiaries nor has been in charge of the audit of the Company or its current subsidiaries as an employee, etc., thereof for the most recent three years.

6.

An outside director that is a lawyer or a consultant, etc., shall not receive greater than or equal to JPY 10 million per year on a three-year average from the Company or the Three Core Companies other than compensation for officers nor shall be an employee, etc., of an advisory firm such as a law firm, to whom the Company or the Three Core Companies are principal business counterparties.

7.

An outside director shall not be a close relative of the directors, executive officers, specialist officers, or “Sanyo” (the highest rank for a non-executive employee), Advisor, Executive Advisor or others that are employees etc. who have a rank similar to an officer (“Person Equivalent to an Officer”; the same applies hereinafter) of the Company or its current subsidiaries nor close relatives of such directors, executive officers, specialist officers, or Person Equivalent to an Officer, within the past five years nor its close relative shall satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above (excluding non-material case).

8.	An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders other than for the reasons considered above.

9.

Even in the event that a person does not satisfy items 2 through 7 set forth above, the Company may appoint as its outside director a person who it believes to be suitable for the position of an outside director with sufficient independence in consideration of such person’s character and insight, provided that it externally provides an explanation as to why it believes such person qualifies as an outside director with sufficient independence.

*	“Three Core Companies” indicate Mizuho Bank Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.

*

“Principal business counterparties” are determined based on a standard of greater than or equal to 2% of the consolidated annual total sales (consolidated annual gross profits for the Company) of each of the three fiscal years including the most recent fiscal year.

<Shareholders’ Proposals (Proposals 2 through 6) Pages 70 through 79>

These proposals have been made by certain shareholders.

∎	Proposals 2 through 6 have been made jointly by three (3) shareholders. (The total voting interest of such three shareholders is 0.0001%.)

∎	We have reproduced the details of and reasons for each proposal as they originally appear, without making any changes to the factual understanding of the proposer(s) or omissions and errors.

∎	What is a Shareholder Proposal?

Under the Companies Act, a Shareholder’s Right to Propose is recognized on condition that certain requirements are satisfied. When these proposals are made, the Company is required to insert the proposals in this convocation notice regardless of the content thereof, except for the case where there is any breach of laws and regulations or the Articles of Incorporation.

As a result of considering matters based on the above, this fiscal year, the Company inserted in this convocation notice all of the proposals received from certain shareholders.

Shareholders’ Proposals

Proposal		Opinion of the Board of Directors	Page
Proposal 2	Partial amendment to the Articles of Incorporation (disclosure of compensation paid to individual officers)	<Oppose>	p.70

Proposal 3	Partial amendment to the Articles of Incorporation (separation of the Chairman of the Board of Directors and CEO)	<Oppose>	p.72

Proposal 4	Partial amendment to the Articles of Incorporation (exercise of voting rights of shares held for strategic reasons)	<Oppose>	p.74

Proposal 5	Partial amendment to the Articles of Incorporation (preparation of a corporate ethics code regarding acts of purchasing sexual services from minors and other similar acts)	<Oppose>	p.76

Proposal 6	Partial amendment to the Articles of Incorporation (creating a platform for dialogue between shareholders and the company by using blockchain)	<Oppose>	p.78

Opinion of the Board of Directors of the Company on all of the shareholders’ proposals:

<Oppose> The Board of Directors of the Company opposes all of the Proposals 2 through 6.

The Board of Directors believes that the Company’s current corporate governance system enables the Board of Directors to sufficiently fulfill its fiduciary duties to shareholders and enables shareholders to entrust the Board of Directors with the management of the Company without concerns.

The Group has prepared and implemented the various necessary regulations, including, among others, the Corporate Governance Guidelines, which have been established and published, and which provide for the basic policy, framework, and governing policies of the corporate governance system.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed new provisions to the Articles of Incorporation.

Proposal 2: Partial amendment to the Articles of Incorporation (disclosure of compensation paid to individual officers)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall be obliged to disclose annually in its Business Report and Annual Securities Report the amounts and details of compensation for individual directors and each of the disclosed amounts that was evaluated on a Japanese yen basis.

2.	Reasons for Proposal

Disclosure of the amount and details of compensation for individual officers is quite important for shareholders who wish to check whether the amount of compensation paid by a company is appropriate from the perspective of maximization of shareholder’s interests. In capital markets in major industrialized countries other than Japan, disclosure of compensation for individual officers is a matter of course and has never presented any inconvenience to investors, and equity indexes in such capital markets show high return that far exceeds the return shown by the Nikkei Stock Average in Japan for the past twenty years. In Japan, the real problem does not lie in high amount of compensation for officers but lies in the compensation system that is irrelevant to the medium to long-term shareholder value. If the compensation for individual officers will be disclosed, measurement of cost-effectiveness would become easier. A similar proposal to this one made to the general meeting of HOYA CORPORATION in 2011 was agreed by its shareholders holding 48.47% of the voting shares, and the Company will attract positive attention if it discloses the compensation for individual officers well ahead of its time.

(Company’s Note) The details and reasons for the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The Company considers the executive compensation for Directors, Executive Officers and Specialist Officers (“Officers” unless otherwise expressed) to be one of the most important factors in corporate governance. For such reason, the Compensation Committee exclusively comprised of Outside Directors has established the Mizuho Financial Group Compensation Policy, and determines the amount of compensation for each individual Officer in accordance with such policy, aiming at having the Company’s compensation system (i) reflect the management environment and business performance of the Group and (ii) give consideration to improving corporate value and creating value for various stakeholders over the medium to long term.

Within such policy, the variable compensation for the Officers responsible for business execution is to account for approximately 40% of the total compensation for such Officers, and the variable compensation for each of such Officers is to reflect such factors as the degree of his/her achievement of the annual business plan and is to be paid within the range of 0% to 150% of the standard amount (i.e., the amount to be paid in the case where such Officer achieves 100% of his/her objective). By employing such system, the Company appropriately incentivizes each Officer to exercise his/her designated function to the fullest for the improvement of corporate value. In addition to such reflection of performance levels, in order to align Officers’ interests with those of the shareholders, the Company made 50% of the variable compensation amount performance-based stock compensation and adopted a system that enables deferred payments over three years and a decrease or forfeiture of the deferred amount, as a medium to long-term incentive.

With respect to the disclosure of compensation, the Company believes that, in order to fulfill its responsibility to operate for the common benefit of the shareholders, it is more important to show how the compensation system of the Company functions as an incentive for improvement of corporate value than it is to disclose individual compensation amounts, which are nothing more than results. From such perspective, the Company publishes on its website, etc. the basic policy regarding compensation, the compensation system, an outline of compensation, its transparent and objective determination process of compensation, etc., which are contained in the Mizuho Financial Group Compensation Policy mentioned above.

In addition, with respect to the disclosure of compensation for individual Officers, the Company has disclosed in its Annual Securities Report, in accordance with laws and regulations, amounts of individual compensation for Directors and Executive Officers as defined in the Companies Act who received JPY 100 million or more in total compensation, including consolidated compensation (if any). Furthermore, the Company has disclosed aggregate amounts of compensation paid to Directors and Executive Officers as defined in the Companies Act and the number of such persons. Therefore, the Board of Directors believes that the Company has provided information that enables one to obtain an appropriate understanding of the objectiveness and rationality of compensation amounts and the relationship between performance and compensation amounts.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 3: Partial amendment to the Articles of Incorporation (separation of the Chairman of the Board of Directors and CEO)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

In principle, the Chairman of the Board of Directors is prohibited from acting concurrently as CEO, and only an outside director shall act as Chairman of the Board of Directors. With regard to an exception in special circumstances that allows such concurrent duties, a written disclosure to shareholders in a convocation notice of a general meeting of shareholders or reference materials for a general meeting of shareholders is necessary explaining why it is in the best interests of shareholders to allow such concurrent duties. In such case, an instructive outside director must be appointed. The role of the instructive outside director shall be determined by the Board of Directors and disclosed to shareholders.

2.	Reasons for Proposal

Since a CEO has power over resources within its company and personnel matters, etc. and should be in a position to be subject to closest monitoring, a company should preferably avoid to have the chairman of the board of directors also act as a CEO because it is contrary to the trend that should be globally adopted for the strengthening of corporate governance. Under the current system, it is suspected that the executive employees whose personnel matters, etc. are managed by the Representative Executive Officer, etc. are virtually able to have great influence on choice of information for decision by the Board of Directors and each Committee. However, those are the tasks that should be implemented by the Chairman of the Board of Directors independent from the President, etc., and the Chairman of the Board of Directors is required to spend longer hours administering a company than other outside directors. In North America, the purpose of this proposal is a standard view of researchers of corporate governance and practitioners (in “Points to be Checked for Corporate Governance of Board of Directors from Perspective of Shareholders (kabunushi-no shiten ni yoru torishimariyakukai corporate governance checkpoint)” in “CFA Examination Handbook (CFA juken handbook) (Level II)” by Tadashi Ono (Kinzai Institute for Financial Affairs, Inc., 2004, p.177), independence of the chairman of the board of directors is the second check item), and an instructive outside director is a well-known concept.

(Company’s Note) The details and reasons for the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The Board of Directors of the Company established the Corporate Governance Guidelines, which are the high-level regulations superseded only by the Articles of Incorporation, as the guidelines that provide for the basic policy, framework, and governing policies of the corporate governance system, and, as a commitment to all stakeholders, made them publicly available by putting them on the Company’s website.

In the Corporate Governance Guidelines, it is provided that “the Chairman of the Board of Directors shall, in principle, be an outside director (or at least a Non-Executive Director) in light of the role of the Board of Directors to supervise the management.” Thus, the CEO is not allowed to serve as the Chairman of the Board of Directors.

In fact, after the transformation to a Company with Three Committees, Ms. Ota, an outside director, has served as the Chairman of the Board of Directors, and the CEO has not acted concurrently as the Chairman of the Board of Directors.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 4: Partial amendment to the Articles of Incorporation (exercise of voting rights of shares held for strategic reasons)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall instruct its subsidiaries that the Company administers, such as bank subsidiaries and securities companies subsidiaries, in exercising voting rights of shares held for strategic reasons, to exercise their voting rights appropriately by means such as seeking opinions from independent proxy advisers.

2.	Reasons for Proposal

As the Group holds equity portfolio of several trillions on a consolidated basis, with respect to continuous shareholding, risk management and value enhancement measures to avoid existing of stock value are necessary. Nevertheless, actions that were strikingly lacking in economic rationality, such as blindly approving the company’s proposals presented by a listed company that has continued to have a low ROE ratio over a period of many years, were continuously taken in the course of exercising voting rights of shares held for strategic reasons. Recently, as shown in the establishment of the Stewardship Code by the Tokyo Stock Exchange, Inc. and the Financial Services Agency, duty of institutional investors (including banks), as managing trustees of assets, to corporations to be invested in has been specified in a form of a soft law, and the necessity of dialogue between institutional investors and listed companies has been stressed. Internationally, the fact that such reform is being implemented in “capital markets in Japan (where a series of unprecedented decisions, including the decision in Murakami Fund case, were given)” is highly appreciated. Enhancement of the equity portfolio value should be pursued through the rational exercise of voting rights of shares held for strategic reasons. At the general meeting of shareholders of Mizuho Financial Group, Inc. in 2015, a similar proposal was agreed on by the shareholders holding 34% of the voting shares.

(Company’s Note) The details and reasons for the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

With regard to decisions on exercising the voting rights of shares held for strategic reasons by the Company and Core Subsidiaries (*), it is necessary to make comprehensive decisions through discussions with the issuing companies and verification with independent specialized departments, from the following viewpoint.

-

Whether the issuing company has established an appropriate governance structure, and whether such company has made appropriate decisions leading to an increase in the medium- to long-term corporate value of such company

-	Whether such decision contributes to an increase to the corporate value of the Group.

In particular, with respect to a proposal that may affect corporate value and the shareholders’ interests, approval or disapproval is to be decided comprehensively after confirmation of such proposal’s purpose and policy for the improvement of the corporate value. The above policy is disclosed in the Corporate Governance Report, and thus far, there has been no irrational exercise of voting rights that is contrary to such policy and impairs the corporate value of the Group. The Group will make continued efforts to ensure that voting rights are exercised appropriately based on such policy. Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

(*)	“Core Subsidiaries”: Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Proposal 5: Partial amendment to the Articles of Incorporation (preparation of a corporate ethics code regarding acts of purchasing sexual services from minors and other similar acts)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

If the representative of a company that has a business relationship with the Company, such as a loan borrower, engages in anti-social conduct, such as an act of purchasing sexual services from minors, the Company must take measures that are in agreement with social conventions, such as refusing or suspending the provision of loans, and must prepare a corporate ethics code for such purpose.

2.	Reasons for Proposal

Despite the fact that Mizuho Bank has been aware that a member of top management of a certain company it is financing, the head office of which is located in Nakano Ward and a major shareholder of which is the founder of a company listed on the First Section of the Tokyo Stock Exchange, has been committing illegal acts whereby such person has been purchasing sexual services day and night from nearly 20 women per month for a long period of time through an online dating site, etc., including photographing their genitalia, and has paid fees to intermediaries of the prostitutes, Mizuho Bank openly neglects to address such anti-social conduct and still maintains a business relationship with the borrower. For a listed company that is targeted for investment by international institutional investors, neglecting to address such anti-social conduct is out of the question in light of social conventions and if it is revealed that such company has been excluded by international institutional investors as an investment target, it would likely be to the disadvantage of the existing shareholders of such company. Formal observance of the law is not sufficient for the purpose of compliance; such matter must be in agreement with comprehensive social conventions and social norms and “such matter must ‘respond to the demands of society’ rather than ‘legal compliance’” (Nobuo Gohara, esq., attorney-at-law and former public prosecutor). If people are only conscious of this standard of compliance, a company neglecting to address such anti-social conduct could be criticized by overseas human rights groups or even be exposed to the risk of paying extensive damages.

(Company’s Note) The details and reasons for the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

As described in the overall opinion at the beginning of this section, the Group has appropriately established and implemented the necessary regulations, etc. Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 6: Partial amendment to the Articles of Incorporation (creating a platform for dialogue between shareholders and the company by using blockchain)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall create a platform for useful dialogue between shareholders and management by using blockchain or other technologies.

2.	Reasons for Proposal

In Japan, people recently started to understand the necessity of “dialogue between shareholders and management” aimed at increasing medium to long-term shareholder value. However, under the Japanese Companies Act, companies have no legal obligation to pass an advisory shareholder proposal. Therefore, a proposal has to be submitted in the form of an amendment to the Articles of Incorporation. In addition, the anachronistic proposal to restrict the number of proposals that may be submitted by shareholders at one time was submitted by a part of the legal profession (the Eighth Civil Department of the Tokyo District Court, the Civil Affairs Bureau of the Ministry of Justice, scholars specializing in the Companies Act, etc.), who intended to acquire their rights by intentionally making the Companies Act complicated and inscrutable, and due to the ability of parties with vested interests, such as large companies, to strongly conduct lobbying activities. Has there ever been a case where the amount of legislation by Diet members or statements regarding questions submitted by Diet members was restricted? On the other hand, it is possible for blockchain technologies to make revolutionary changes in corporate governance and capital markets and among other things, it is highly possible to create a platform on which the exercise of voting rights by shareholders and the necessity of having dialogue between management and shareholders outside shareholders’ meetings can be conducted more constructively.

(Company’s Note) The details and reasons for the proposal are as stated in the original text.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The Company has established and published the “Disclosure Policy” which sets forth, among others, the basic principles on disclosure of information, including IR activities to facilitate constructive dialogue with shareholders, and the framework for the disclosure controls and procedures.

In accordance with the Disclosure Policy, the Company has been making efforts to ensure the fair, timely and appropriate disclosure of information and communication opportunities, such as improving the disclosure materials for investors available on the Company’s website and regularly holding presentations for investors.

In addition, the Company has made the “IR Contact Information” available on the Company’s website in order to address various questions and opinions, and also shares the details thereof with the management. Further, the Company adopted the method to exercise voting rights at general meetings of shareholders not only through postal mail but also through the Internet.

The Company will continue to make efforts to improve interactive dialogue, taking into consideration the diversification of communication tools accompanying the development of technologies. Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Materials Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 16th Fiscal Year

(from April 1, 2017 to March 31, 2018)

1. Matters Regarding the Current State of the Mizuho Financial Group, Inc.

(1) Developments and Results of Operations, etc.

Main Businesses of the Group

The group companies of Mizuho Financial Group, Inc. (the “Group”) are composed of Mizuho Financial Group, Inc. (“MHFG”), 124 consolidated subsidiaries and 19 affiliates under the equity method. The Group aims to become the “most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan” and engages in banking business, trust banking business, securities business and other financial services.

*	The chart above briefly illustrates the relationship between MHFG and the core group companies.

Financial and Economic Environment (For the Fiscal Year ended March 31, 2018)

Reviewing the economic environment over the fiscal year ended March 31, 2018, the global economy has continued on a path of gradual recovery backed by factors such as the rally of the Chinese economy, improvements related to the IT cycle and improvements in business confidence, predominately in major industrialized countries.

In the United States, continued recovery has been underpinned by (i) continued strong consumer spending resulting from improvements in the employment and income environment and wealth effects due to a surge in stock prices and (ii) capital investment that began to increase as a result of expectations over the Trump administration’s tax reduction measures. Under such circumstances, the Federal Reserve Board (FRB) pursued an exit strategy from monetary easing whereby, among other measures, the FRB raised interest rates in June 2017, September 2017 and March 2018 and began shrinking its balance sheet in October 2017.

In Europe, despite downward pressure from the further appreciation of Euro, the economy has continued to recover, backed by the continued expansion of consumer spending due to an increase in employment, in addition to the actualization of demand for capital investments that had been put off due to political uncertainty surrounding the presidential election in France. Given these conditions, the European Central Bank (ECB), while leaving key interest rates unchanged, determined in October 2017 to decrease monthly asset purchases by half and steered itself in the direction of pursuing an exit strategy from monetary easing.

In Asia, the Chinese economy remained strong, despite continued sluggishness in capital investment due to tighter financial regulations and policies to control real-estate speculation, supported by such factors as strong consumer spending and an expansion of exports, which were backed by income growth and governmental policies to support the economy adopted in preparation for the National Congress of the Communist Party of China in Fall 2017. The economies of emerging countries continued on a recovery trend, due to such factors as the steadiness of China’s economy and expansion of exports.

In Japan, the economy continued on a recovery trend, benefiting from overseas economic expansion and strong domestic demand. Regarding domestic demand, the improvement of the inventory cycle, the rise of capital investment related to the 2020 Tokyo Olympic Games and productivity improvements, as well as the implementation of public investment in connection with Japan’s economic stimulus measures, served to bolster growth. Consumer spending has maintained its recovery due to the replacement of durable goods and the effect of wage increases especially in small and medium-sized enterprises. Under such circumstances, stock prices trended upward and the exchange rate continued to trend sideways; however, since February 2018, stock prices have entered a correction phase with a stronger yen due to the rise in the long-term interest rates in the United States and concerns regarding the protectionist policies of the Trump administration. On the other hand, long-term interest rates continued to remain low, at around zero percent, under the Bank of Japan’s “Quantitative and Qualitative Monetary Easing with Yield Curve Control.”

As for the future direction of the global economy, recovery is expected to continue to be centered on the United States, but it remains necessary to further monitor downward risks such as the United States’ governmental policies, political concerns in Europe, the economic outlook for China and heightening geopolitical risks. As for the future direction of the Japanese economy, it is expected to continue on its gradual recovery path, supported by the effects of government economic measures and growth in consumer spending and capital investment. However, the potential impact of increasing uncertainty in overseas economies on Japan requires monitoring.

Developments and Results of Operations, etc.

Results of Operations for fiscal year 2017

Profit Attributable to Owners of Parent for fiscal year 2017 amounted to JPY 576.5 billion, achieving 104% of the earnings estimate of JPY 550.0 billion, which was determined at the beginning of the fiscal year.

During fiscal year 2017, non-interest income retained the same level as that of the previous fiscal year due to an increase in the solution business-related income from the Customer Groups and an increase in the real estate-related profits in the trust banking business; however, the profits from the bond business decreased primarily due to the domestic and overseas interest rate environments, and the business environment for financial institutions remained difficult due to factors such as the continued negative interest rate policy of the Bank of Japan. Therefore, Consolidated Net Business Profits for fiscal year 2017 decreased by JPY 205.5 billion on a year-on-year basis to JPY 457.8 billion. On the other hand, Profit Attributable to Owners of Parent achieved the plan for the fiscal year due in part to factors such as the gains on reversal of Credit-related Costs and the profit from cross-shareholdings disposal. As a result, the Consolidated Common Equity Tier 1 Capital Ratio as of March 31, 2018 was 12.49%, representing a sufficient level.

MHFG continues to pursue disciplined capital management policy which maintains the optimal balance between strengthening of stable capital base and steady returns to shareholders. As for a policy to return profits to shareholders, MHFG has implemented a steady dividend payout policy setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for its consideration.

Based on this policy, MHFG has decided to make year-end cash dividend payments of JPY 3.75 per share of Common Stock (resulting in annual cash dividends including interim dividends totaling JPY 7.50 per share for fiscal year 2017, which is the same amount as that for the previous fiscal year) for fiscal year 2017, as predicted in the dividends estimates for fiscal year 2017. The Board of Directors of MHFG has considered thoroughly and decided the above-stated cash dividend payments taking into account our business environment comprehensively such as the financial results for fiscal year 2017 in which Profit Attributable to Owners of Parent achieved earnings estimates, future earnings forecasts, profit base, status of capital adequacy, and domestic and international regulation trends such as the Basel framework.

Profit Attributable to Owners of Parent	Consolidated Net Business Profits	Consolidated Common Equity Tier 1 Capital Ratio	Cash Dividend Payments on Common Stock (annual cash dividends)
JPY 576.5 billion	JPY 457.8 billion	12.49%	JPY 7.50
26.9 billion decrease on a year-on-year basis	205.5 billion decrease on a year-on-year basis	1.15% increase on a year-on-year basis	Year-end cash dividends for fiscal year 2017: JPY 3.75 per share

Results of operations (non-consolidated) for the major subsidiaries were as follows:

	(JPY billion)
Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income (*)
Consolidated Results of MHFG	3,561.1	782.4	576.5
Mizuho Bank, Ltd. (“MHBK”)	2,466.9	559.1	448.8
Mizuho Trust & Banking Co., Ltd. (“MHTB”)	205.6	57.3	44.2
Mizuho Securities Co., Ltd. (“MHSC”)	326.7	38.5	32.1

*	The “Net Income” figure of “Consolidated Results of MHFG” refers to the Profit Attributable to Owners of Parent.

Medium-term Business Plan

The Group has been promoting its new three-year medium-term business plan, the “Progressive Development of “One MIZUHO” — The Path to a Financial Services Consulting Group,” formulated for the three (3) years from fiscal year 2016. This plan aims to establish a new business model that we call a “financial services consulting group” and further develop the “One MIZUHO” strategy by reinforcing the “customer-focused” perspective that the Group has promoted thus far and pursuing “operational excellence” as part of a project to promote greater business improvement and efficiency.

By adding asset management functions and research & consulting functions as new pillars second to the banking, trust banking and securities functions and striving more than ever to provide the best possible and optimal services to customers so as to increase customer satisfaction, the Group aims to become an indispensable partner in the sustainable development of corporate customers and in securing a stable future for individual customers.

With the aim of establishing this new business model, in the medium-term business plan, the Group has set forth five basic policies and ten basic strategies as specific representations of such basic policies in its business strategies, financial strategies and management foundations.

*

Implementation of the One MIZUHO strategy in each geographical area by collaboration of banking, trust banking and securities functions. The business offices independently design and implement the Area strategy.

Initiatives in FY 2017

In fiscal year 2017, the second year of the medium-term business plan, the Group adopted “‘Acceleration’ of the ‘One MIZUHO’ Strategy by Further Enhancing Customer First (Client-oriented) Business Management and Fundamentally Improving Productivity” as its operational policy and has worked together as a Group in furtherance thereof.

First, in order to further promote the evolution of the integrated group-wide operation across banking, trust banking, securities and other business areas to ensure that the business is managed on a customer-first basis, the Group has enhanced its front-line capabilities, implemented prompt decision-making processes, increased the efficiency of group management, etc., and worked to strengthen the non-interest business on a group-wide basis by providing solutions to the issues that customers may face.

Further, with respect to the fulfillment of fiduciary duties1, in addition to its policies and action plans for each of the group companies regarding the asset management-related business, the Group set and published quantitative key performance indicators (KPI) to confirm the extent to which the fiduciary duties are being fulfilled, and implemented various kinds of customer-focused measures.

Secondly, the Group has promoted “operational excellence” in order to dramatically improve productivity. With the aim of “improving operational efficiency” and “enhancing service value for customers by raising the sophistication of its operations,” the Group has streamlined head office operations and advanced its business process reform through the utilization of digital technologies such as RPA (robotic process automation)2 and employee mind-set reforms, etc.

Thirdly, the Group has actively worked on improving innovation. Under a new structure for promoting innovation, which the CDIO (Chief Digital Innovation Officer) is exclusively in charge of, the Group has materialized its initiatives, such as the establishment of Blue Lab Co., Ltd., for the purposes of creating next-generation business models and actual commercialization related businesses, and commencement of “AI-based Score Lending,”3 the first fintech service in Japan, provided by J.Score CO., LTD.

Fourthly, in order to contribute to the sustainable development of society and to create new corporate value, the Group has pursued a CSR initiative regarding environmental, social and governance (ESG) issues. With respect to environmental and social aspects, MHFG issued green bonds, developed a human rights policy in line with international standards and worked on other initiatives. With respect to governance, MHFG became the first Japanese bank holding company for which the Chairman of the Board of Directors and the chairmen of the three legally-required committees are all outside directors, and each of the Three Core Companies4 changed its corporate governance system from the “Company with Board of Company Auditors” structure to the “Company with Audit and Supervisory Committee” structure.

1

“Fiduciary duties” is a general term for the broad range of various roles and responsibilities that fiduciaries are expected to fulfil when engaging in certain business activities in order to live up to the trust that is placed in them by their customers.

2

RPA (robotic process automation) is software that is capable of “inputting/processing/collecting/checking data that requires simple judgment” that can be utilized for the automation of routine manual tasks.

3	“AI-based Score Lending” is an individual consumer financing service that provides reference values for lending terms, such as the interest rate and borrowing limit, based on the AI-based score level.

4	The Three Core Companies are Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Finally, with respect to legal compliance, MHFG continued its various efforts, including severing transactions with anti-social elements and its countermeasures against money laundering and terrorism financing.

Business strategies

The Group established five in-house companies, which determine and promote strategies group-wide across banking, trust banking, securities and other business areas according to the attributes of customers, and two units that support all of the in-house companies.

The business strategies as well as this fiscal year’s developments and results of the operations of each in-house company and unit are as follows:

(Retail & Business Banking Company)

[Individual Customers] [SMEs] [Middle-market Corporations]

The Retail & Business Banking Company is in charge of the services for individual customers, SMEs and middle–market corporations, and aims at becoming a “financial services consulting company” that will grow along with its customers.

For individual customers, the Retail & Business Banking Company strives to improve its capacity to provide consulting services, including asset management and asset inheritance, while working on the development and provision of convenient services by leveraging advanced technologies and forming alliances with other companies, etc.

For SMEs and middle-market corporations, the Retail & Business Banking Company, by way of support for their growth strategies based on its consulting capabilities, provides optimal and group integrated solutions with respect to needs such as business expansion and succession and overseas business development, as well as the needs of business owners, etc., such as asset inheritance and management.

This fiscal year, the Retail & Business Banking Company has striven to increase non-interest income in situations where interest income has decreased. The Retail & Business Banking Company has worked to strengthen the group integrated operating system in order to provide optimal solutions to diverse customers, as well as to increase customer convenience by, among other things, introducing a new type of branch that makes full use of digital technologies and increasing the sophistication of its Internet and smartphone banking services.

For individual customers, the Retail & Business Banking Company has worked to strengthen the asset management business system through the introduction of the Tsumitate (Accumulation) NISA and other means in order to bolster the shift from “savings to investment/asset building.” For SMEs and middle-market corporations, the Retail & Business Banking Company has focused on support for their growth strategies by providing consulting services from the perspective of business expansion/succession.

(Corporate & Institutional Company)

[Large Corporations] [Financial Institutions] [Public–sector Entities]

The Corporate & Institutional Company is in charge of the services for large corporations, financial institutions and public-sector entities in Japan and aims to become a highly trusted partner of its customers.

For large corporations, the Corporate & Institutional Company provides custom-designed solutions for each customer, including syndicate loans, corporate bond underwriting and M&A, to meet customer needs for fund-raising, asset management and management and financial strategies.

The Corporate & Institutional Company provides optimal financial services on a group-wide basis: to customers that are financial institutions, it provides services such as advice on financial strategies and proposals for various investment products; and to customers that are public–sector entities, it provides services such as financing support through being entrusted with and underwriting public bonds and designated financial institution services. In addition, it focuses on its efforts to realize regional revitalization, which is an important issue for the Japanese economy.

This fiscal year, the Corporate & Institutional Company has strengthened its efforts to offer a wide range of solutions in order to meet customer needs for fund-raising, asset management and management and financial strategies, taking into consideration responses to changes in social and industrial structures through the acceleration of international business strategy and the development of digital innovation.

In addition, the Corporate & Institutional Company has actively worked on improving its structure to strengthen global inter-sectoral collaboration in the securities business, and on strengthening consulting functions in the trust banking business, as well as on the Public Private Partnerships/Private Finance Initiatives (PPP/PFI) and other initiatives.

(Global Corporate Company)

[Americas] [EMEA] [East Asia] [Asia & Oceania]

The Global Corporate Company is in charge of the services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc., and aims to become a company capable of sustainable growth in the midst of drastically changing global economic and regulation trends.

By taking advantage of its deep understanding of its customers’ business and its strengths in the corporate finance area, such as loan financing and corporate bond underwriting, the Global Corporate Company provides various solutions.

This fiscal year, the Global Corporate Company has strengthened its support for the overseas business expansion of Japanese corporate customers through optimal solutions and tailor-made consulting services ranging from providing information for customers considering entry into new markets to advising on business and financial strategies.

For non-Japanese corporate customers, the Global Corporate Company is implementing the Global 300 Strategy which involves focusing on a group of approximately 300 blue-chip companies around the world. As part of this strategy, the Global Corporate Company uses the industry sector-based approach to serve these customers, focusing on sectors where it has an in-depth understanding and a record of accomplishments to develop close relationships with the management of companies. Through this strategic approach, the Global Corporate Company has endeavored to build long-term relationships with customers.

Furthermore, it pursued the expansion of its office network and the formation of business alliances with institutions such as major overseas financial institutions and government-affiliated organizations to enhance its capacity to provide financial services.

(Global Markets Company)

[Investors]

In addition to investment business with respect to equities and bonds, etc., the Global Markets Company provides sales and trading services to a wide range of customers, from individuals to institutional investors, by offering market products in response to their risk hedging and asset management needs.

The Global Markets Company aims at becoming the top-class global player in Asia by utilizing its capacity to offer a wide range of products based on the collaboration between the banking, trust banking and securities functions.

This fiscal year, the Global Markets Company conducted a restructuring of its organization and functions to further enhance its capacity to provide services to customers, and endeavored to enhance sales and trading services through optimization of transactions utilizing artificial intelligence (AI), as well as provision of solutions in which the comprehensive capabilities of the Group can be fully leveraged, including solutions that respond to hedging needs relating to foreign-exchange and derivative transactions and investment needs relating to equities and bonds, etc.

Moreover, in the investment business, it endeavored to provide stable portfolio management by enhancing the sophistication of the early warning control of fluctuations in the markets and by diversifying investments.

(Asset Management Company)

[Investors]

The Asset Management Company provides products and services that match the asset management needs of its wide range of customers from individuals to institutional investors.

While fulfilling its fiduciary duties*, it aims to contribute to the revitalization of domestic monetary assets by satisfying customer needs through (i) provision to individual customers of products that support building their assets and (ii) provision of consulting functions that match the diversified needs of customers, such as pension funds.

This fiscal year, for individual customers, the Asset Management Company offered such services as investment trusts suitable for medium to long-term asset formation with a view to the “100 Year Lifespan” era and the individual-type defined contribution pension plan (iDeCo). It also endeavored to optimize asset management capabilities through measures including the establishment of new investment trusts utilizing advanced AI technologies.

For customers such as pension funds, it offered services such as (i) analysis of and advice on each customer’s portfolio from the perspective of both assets and liabilities and (ii) consulting proposals from the perspective of both pension plan and investment.

*	Please see *1 on page 87.

(Global Products Unit)

[Transaction Banking] [Investment Banking]

The Global Products Unit provides solutions, such as advice on business and financial strategies, financing support, domestic and foreign exchange and settlement, in the areas of investment banking and transaction banking.

The Global Products Unit aims to support Mizuho’s goal of becoming a “financial services consulting group” from the perspective of the products it offers, through strong cooperation with each of the in-house companies and banking, trust banking, securities and other group companies and by making full use of its high degree of expertise.

This fiscal year, the Global Products Unit endeavored to provide comprehensive services by assembling a wide variety of the Group’s products and services to respond to a wide range of customer needs in such areas as M&A and project finance, while working on enhancement of risk-taking capability in respective areas with an awareness of investors’ perspective.

The Global Products Unit also worked on development and expansion of new business areas through handling of public real estate, concession business*, etc. and developing and increasing new products that closely respond to customer needs that varies according to social environment.

*	Arrangements under which the operation of public facilities, etc., is assigned to a private-sector business, while the ownership of the facilities remains with the public sector.

(Research & Consulting Unit)

The Research & Consulting Unit provides solutions that combine research functions that provide deep analyses, spanning from industrial to macroeconomic analyses, and consulting functions that cover many fields, including management strategy, with knowledge in IT and digital technology, and promotes MIZUHO Membership One (MMOne) that was established by unifying Mizuho’s membership services for corporate customers.

It aims to comprehensively solve actual and potential challenges as the “starting point” for creation of value for customers and society.

During this fiscal year, the Research & Consulting Unit has worked to provide information through, among other things, the holding of the One Think Tank Forum that discussed and proposed visions for Japan’s very long-term future, in addition to the publication in a timely manner of the “One Think Tank Report” that reports deep insights on current topics.

Additionally, the Research & Consulting Unit has, in collaboration with the five in-house companies, worked to address challenges that individual companies face, such as business succession, and social challenges, such as environment/energy, infrastructure and healthcare, by utilizing its high-level expertise and know-how.

Issues to be Addressed by the Group

The business environment surrounding financial institutions continues to be difficult, and major structural changes are anticipated. Under these circumstances, the Group will undertake fundamental structural reforms in its business structure and, with a view to ten years from now, the Group will strive to ensure the sustainable growth and continued competitive advantage of the Group.

The Group will utilize remarkable advanced technology in accordance with its concept of open innovation and aims to further develop the “One MIZUHO strategy, by, for example, (i) endeavoring to increase Gross Profits through actively pursuing collaborative engagement with other companies, not limited to financial activities, in order to create new business opportunities, and (ii) endeavoring to strengthen cost competitiveness and enhance productivity while striving to optimize organization and staffing, restructure branch strategies and accomplish other related tasks.

In fiscal year 2018, in order to address three material issues, “launch and implementation of fundamental structural reforms,” “achievement of the medium-term business plan” and “completion of implementation of the next generation IT systems,” the Group is focusing its attention on “progressively developing the ‘One MIZUHO strategy’ by implementing changes to the structure and foundations of its business, further integrating the ‘customer first’ principle into everything the Group members do, and fundamentally increasing productivity,” and the Group will work to advance such strategy by placing an emphasis on the following points.

Details of the business strategies of each of the in-house companies and units are as stated under “Developments and Results of Operations, etc.”

(Increasing the Group’s Earning Capacity through Fully Implementing the “Customer First” Principle)

Through strengthening customer contacts, ensuring awareness of customer needs and accomplishing other related tasks, the Group will work to further develop the “One MIZUHO strategy” by which group-wide operations are integrated and work to increase the Group’s earnings capacity on a group-wide basis by solving the issues that need to be addressed. The Group will also work to fulfill its fiduciary duties* with respect to the asset management-related business and incorporate customers’ voices and evaluation in the process of following the business plan to reflect them in its strategies and measures.

*	Please see [1] on page 87.

(Selecting and Focusing on Certain Areas of Business)

By improving, in the focus areas and the streamline areas, the reasonable allocation of management resources, by which targets and markets are narrowed, the Group will work to make efficient use of the limited management resources and increase the Group’s earnings capacity. In the focus areas, the Group will work to expand the area and breadth of risk taking and will commence to strengthen new businesses and growth area businesses.

(Establishment of a Resilient Financial Base)

By capturing signs of changes in the business environment and exercising flexible and effective control over its balance sheets, the Group will seek to optimize risk and return. With respect to the disposal of cross-shareholdings, the Group will work to achieve targets set forth in the medium-term business plan.

In addition, by thoroughly reviewing the business processes through the pursuit of “operational excellence” and other similar efforts and by reviewing its working style, the Group will reform its cost structure.

(Utilization of Technology and Data)

The Group will strengthen its ability to develop and promote digital innovation strategies across the Group and will promote efforts towards the utilization of technology and data and co-creation of value through collaboration with other companies in each area of productivity enhancement through upgraded business processes, the reform of business foundation and the creation of new businesses.

(Transformation of a Corporate Culture that Encourages the Active Participation of the Workforce to Support a Stronger Mizuho)

The Group will seek to establish and spread the “fundamental reform of HR management” by promoting, among other matters, HR management that respects employees’ “individuality,” active participation of a diverse workforce, a “work-life balance” initiative to provide flexible and varied work arrangements, and the “health and productivity management” initiative. The Group will also proceed with initiatives toward the transformation of its corporate culture, such as mind-set reforms that encourage employees to take on challenges and elimination of inward-facing energy.

(Completion of Implementation of the Next Generation IT Systems)

As it is the most important and largest systems project, the Group will take all possible measures to complete the implementation of the next-generation IT systems in a safe and steady manner.

In addition to the foregoing efforts, the Group will also continue to endeavor to upgrade the risk appetite framework and strengthen the attitude toward governance and compliance with laws and regulations, including severance of business relations with anti-social elements.

As already announced, Trust & Custody Services Bank, Ltd., which is a consolidated subsidiary of MHFG, has executed a management integration agreement with Japan Trustee Services Bank, Ltd. to the effect that both parties will carry out management integration. The integrated company will aim to be the top trust bank in Japan specializing in asset administration services that meet a wide variety of customer needs regarding asset administration services.

The Group will also continue to consider the possibility of consolidation between MHBK and MHTB.

The Group will, by pursuing a CSR initiative toward addressing social challenges, such as SDGs1, contribute to the sustainable development of society on a group-wide basis and further promote its corporate values.

In addition, the Group will continue to implement measures to further improve the value of the Mizuho brand by means such as undertaking positive communication with various stakeholders and extending support to the Olympic and Paralympic Games Tokyo 20202.

Our shareholders’ continuing support would be greatly appreciated.

1	International goals from 2016 to 2030 that were set forth in the “2030 Agenda for Sustainable Development” adopted by the UN Summit held in September 2015.

2	Mizuho is a Tokyo 2020 Gold Banking Partner.

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-consolidated Basis)

a. Changes in Financial Conditions and Results of Operations (Consolidated Basis)

	(JPY billion)
	FY 2014 (For the fiscal year ended March 31, 2015)	FY 2015 (For the fiscal year ended March 31, 2016)	FY 2016 (For the fiscal year ended March 31, 2017)	FY 2017 (For the fiscal year ended March 31, 2018)
Ordinary Income	3,180.2	3,215.2	3,292.9	3,561.1
Ordinary Profits	1,010.8	997.5	737.5	782.4
Profit Attributable to Owners of Parent	611.9	670.9	603.5	576.5
Comprehensive Income	1,941.0	304.5	558.1	765.5
Total Net Assets	9,800.5	9,353.2	9,273.3	9,821.2
Total Assets	189,684.7	193,458.5	200,508.6	205,028.3
(Note) Fractions are rounded down. b. Changes in Financial Conditions and Results of Operations (Non-consolidated Basis)
	(JPY billion)
	FY 2014 (For the fiscal year ended March 31, 2015)	FY 2015 (For the fiscal year ended March 31, 2016)	FY 2016 (For the fiscal year ended March 31, 2017)	FY 2017 (For the fiscal year ended March 31, 2018)
Operating Income	377.7	333.5	378.0	305.0
Cash Dividends Received	344.6	292.8	328.1	256.0
Cash Dividends Received from Majority-owned Banking Subsidiaries	316.0	272.0	300.5	227.0
Cash Dividends Received from Other Subsidiaries and Affiliates	28.6	20.8	27.6	28.9
Net Income	(JPY million 349,001)	(JPY million 304,389)	(JPY million 326,676)	(JPY million 257,192)
Net Income per Share of Common Stock	(JPY 14.11)	(JPY 12.17)	(JPY 12.91)	(JPY 10.13)
Total Assets	6,603.1	7,064.2	9,269.3	10,587.7
Investments in Majority-owned Banking Subsidiaries	5,454.8	5,454.8	5,454.4	5,454.4
Investments in Other Subsidiaries and Affiliates	568.5	567.7	620.1	620.1

(Notes)

1. Fractions are rounded down.

2. Net Income per Share of Common Stock was computed based upon the following formula:

Net Income per Share of Common Stock	=	Net Income recognized in the statement of income	–	Amount not attributable to Common Stock (Cash Dividends on Preferred Stock, and others)
		Average number of shares of Common Stock issued	–	Average number of shares of Treasury Common Stock

(3) Employees

		Number of Employees
March 31, 2018	Mizuho Bank, Ltd. (consolidated)	38,058
	Mizuho Trust & Banking Co., Ltd. (consolidated)	5,019
	Mizuho Securities Co., Ltd. (consolidated)	9,091
	Other	7,883
	Total	60,051
March 31, 2017	Mizuho Bank, Ltd. (consolidated)	37,696
	Mizuho Trust & Banking Co., Ltd. (consolidated)	4,843
	Mizuho Securities Co., Ltd. (consolidated)	8,844
	Other	7,796
	Total	59,179

(Notes)

1. The Number of Employees is the number of persons engaged in MHFG and its consolidated subsidiaries.

2. The Number of Employees includes overseas local staff and does not include temporary employees.

3. The number of employees of MHFG is included in “Other.”

(Reference)

The following sets forth information regarding the employees of each of MHBK, MHTB and MHSC, as well as MHFG (collectively, the “Four Companies”):

	March 31, 2018	March 31, 2017
Number of Employees	42,796	41,758
Average Age	38 years, 3 months	38 years, 4 months
Average Years of Employment	14 years, 0 months	14 years, 2 months
Average Monthly Salary	JPY 487 thousand	JPY 491 thousand

(Notes)

1. The Number of Employees is the number of persons engaged in the Four Companies.

2. The Number of Employees is the aggregate total of employees of the Four Companies. The Average Age, Average Years of Employment and Average Monthly Salary are the collective averages for the Four Companies.

3. The Number of Employees does not include temporary employees.

4. The calculations of Average Age, Average Years of Employment and Average Monthly Salary do not take into account seconded employees and overseas local staff. Fractions are rounded down.

5. The Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

(4) Principal Offices

a.	Bank Holding Company

MHFG: Head Office

b.	Banking Business

MHBK

Region	Number of Offices		Principal Offices
	March 31, 2018	March 31, 2017
Kanto, Koshinetsu	386	387	Head Office, etc.
Hokkaido, Tohoku	16	16	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	85	85	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	16	16	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	13	13	Fukuoka Branch, etc.
Domestic Total	516	517
The Americas	13	13	New York Branch, etc.
Europe and the Middle East	7	7	London Branch, etc.
Asia and Oceania	22	22	Hong Kong Branch, Singapore Branch, etc.
Overseas Total	42	42
Total	558	559

(Notes)

1. Offices include sub branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.

2. In addition to the above, 166 banking agency offices (162 as of March 31, 2017), 55,170 non-branch ATMs (53,635 as of March 31, 2017) and 6 representative offices overseas (6 as of March 31, 2017) were in operation as of March 31, 2018.

3. In addition to the above, 5 sub branches at Narita Airport (5 as of March 31, 2017), 2 sub branches at Kansai International Airport (2 as of March 31, 2017), 4 sub branches at Haneda Airport (4 as of March 31, 2017) and 1 sub branch at Ginza, Tokyo (1 as of March 31, 2017), all mainly for foreign currency exchange, and 4 non-branch automated foreign currency exchange machines at Narita Airport (4 as of March 31, 2017), 1 of such machines at Ginza, Tokyo (2 as of March 31, 2017) and 2 of such machines at FamilyMart stores (2 as of March 31, 2017), were in operation as of March 31, 2018.

MHTB

Region	Number of Offices		Principal Offices
	March 31, 2018	March 31, 2017
Kanto, Koshinetsu	42	40	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	10	9	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	3	3	Hiroshima Branch, Okayama Branch, etc.
Kyushu	3	3	Fukuoka Branch, etc.
Total	60	57

(Notes)

1. Offices include 24 sub branches (including Trust Lounges, MHTB’s offices that specialize in consultation and are mainly located within the same buildings as MHBK branches) (21 as of March 31, 2017).

2. In addition to the above, 59 trust agencies (53 as of March 31, 2017) were in operation as of March 31, 2018.

c.	Securities Business

MHSC

Region	Number of Offices		Principal Offices
	March 31, 2018	March 31, 2017
Kanto, Koshinetsu	46	46	Head Office, Shinjuku Sales Dept. I, etc.
Hokkaido, Tohoku	6	6	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	38	38	Osaka Sales Dept. I, Nagoya Branch, etc.
Chugoku, Shikoku	10	10	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	9	8	Fukuoka Branch, Kumamoto Branch, etc.
Total	109	108

(Notes)

1. In addition to the above, 2 representative offices overseas (2 as of March 31, 2017) were in operation as of March 31, 2018.

2. In addition to the above, 166 Planet Booths (165 as of March 31, 2017) were in operation in the branch lobbies of MHBK for securities investment consultations as of March 31, 2018.

d.	Other Business

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(Reference)

In order to provide further enhanced comprehensive financial services, the establishment of joint branches capable of offering banking, trust banking and securities services is being promoted among the offices, etc., stated in b. and c. above. The details are as follows:

	Number of Branches
Joint Branches (Domestic)	March 31, 2018	March 31, 2017
Joint branches offering banking, trust banking and securities services	37	35
Joint branches offering banking and securities services	149	149
Joint branches offering banking and trust banking services	5	4
Joint branches offering trust banking and securities services	2	2
Total	193	190

(Notes)

1. MHSC’s joint branches include Planet Booths, in addition to its offices.

(5) Capital Investment (Consolidated Basis)

a.	Total Amount of Capital Investment

	(JPY million)
	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total Amount of Capital Investment	36,294	1,421	4,484	10,892

(Notes)

1. Fractions are rounded down.

2. The total amount of capital investment by Mizuho Financial Group, Inc. is included in “Other” above.

b.	New establishment of important facility, etc.

Not applicable

(6) Principal Subsidiaries

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,404,065		100.00	204,269
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,369		100.00	22,715
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 16, 1917	125,167		95.80	25,096
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900		98.60	444
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information technology	May 11, 1970	1,627		91.50	1,206
Asset Management One Co., Ltd.	Chiyoda-ku, Tokyo	Investment management	July 1, 1985	2,000		51.00	2,240
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000		54.00	72
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500		100.00	—
Mizuho Americas LLC	New York, N.Y., U.S.A.	Holding company	June 20, 2016	406,044 (USD 3,820 million	)	100.00 (100.00)	—
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	March 15, 1951	150,040		48.99 (48.99)	—
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281		100.00 (100.00)	—
J.Score CO., LTD	Minato-ku, Tokyo	Lending	October 7, 2016	2,500		50.00 (50.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension related business	September 11, 2000	2,000		60.00 (60.00)	—
Mizuho Realty Co., Ltd.	Chuo-ku, Tokyo	Real estate agency business	July 15, 1986	1,500		100.00 (100.00)	—
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000		100.00 (100.00)	—
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	July 27, 1983	902		49.99 (49.99)	—
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500		50.99 (50.99)	—
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	April 1, 1998	200		60.00 (60.00)	—
Mizuho Realty One Co., Ltd.	Chuo-ku, Tokyo	Holding company	October 28, 2015	100		100.00 (100.00)	—
Mizuho Trust Systems Company, Limited	Chofu-shi, Tokyo	Subcontracted calculation services, software development	December 4, 1972	100		50.00 (50.00)	—
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	April 1, 1963	169,095 (VND 35,977,685 million	)	15.00 (15.00)	—
Mizuho Bank (China), Ltd.	Shanghai, PRC	Banking	June 1, 2007	160,740 (CNY 9,500 million	)	100.00 (100.00)	—
Mizuho International plc	London, U.K.	Securities, banking	March 14, 1975	105,676 (GBP 709 million	)	100.00 (100.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Securities Asia Limited	Hong Kong Special Administrative Region, PRC	Securities	April 30, 1999	49,027 (HKD 3,620 million	)	100.00 (100.00)	—
Mizuho Securities USA LLC	New York, N.Y., U.S.A.	Securities	August 16, 1976	45,617 (USD 429 million	)	100.00 (100.00)	—
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	25,175 (IDR 3,269,574 million	)	98.99 (98.99)	—
Mizuho Bank Europe N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	25,044 (EUR 191 million	)	100.00 (100.00)	—
Banco Mizuho do Brasil S.A.	Sao Paulo, S.P., Brazil	Banking	January 11, 1911	17,958 (BRL 558 million	)	100.00 (100.00)	—
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	11,158 (USD 105 million	)	100.00 (100.00)	—
Mizuho Bank (USA)	New York, N.Y., U.S.A.	Banking, trust banking	November 29, 1974	10,464 (USD 98 million	)	100.00 (100.00)	—
Mizuho Bank (Switzerland) Ltd	Zurich, Switzerland	Banking, trust banking	October 20, 1976	5,909 (CHF 53 million	)	100.00 (100.00)	—
Mizuho Capital Markets LLC	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand	)	100.00 (100.00)	—

(Notes)

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of Capital is calculated using the foreign exchange rate as of the account closing date.

3. The Percentage of Voting Rights of MHFG is rounded down to the nearest second decimal place.

4. Figures in parentheses (        ) in the Percentages of Voting Rights of MHFG column are those of voting rights held indirectly.

5. Mizuho Trust & Banking Co. (USA), which was previously included in “Principal Subsidiaries,” was merged with Mizuho Bank (USA) as of December 31, 2017, whereby Mizuho Trust & Banking Co. (USA) was dissolved.

6. J.Score CO., LTD is newly included in “Principal Subsidiaries.”

7. Simplex Investment Advisors Inc. changed its trade name to Mizuho Realty One Co., Ltd. as of January 1, 2018.

8. Mizuho Capital Markets Corporation changed its trade name to Mizuho Capital Markets LLC as of September 30, 2017.

(7) Major Borrowings

Creditors	Balance of Borrowings (JPY million)	Number of Shares of MHFG and Percentage of Voting Rights Held by Creditors
		Number of Shares Held (shares)	Percentage of Voting Rights (%)
Mizuho Bank, Ltd.	1,083,135	—	—
Total	1,083,135	—	—

2. Matters Regarding Directors and Executive Officers

(1) Directors and Executive Officers

Shown below are directors and executive officers as defined in the Companies Act as of March 31, 2018:

Directors

Name	Title and Assignment	Major Concurrent Office	Other
Yasuhiro Sato	Member of the Board of Directors	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Takanori Nishiyama	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Koichi Iida	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Makoto Umemiya	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Yasuyuki Shibata	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Ryusuke Aya	Member of the Board of Directors ∎ Member of the Audit Committee ☐ Member of the Risk Committee	Member of the Board of Directors of Mizuho Bank, Ltd.

Nobukatsu Funaki	Member of the Board of Directors ∎ Member of the Audit Committee		He has considerable expert knowledge concerning finance and accounting.

Name	Title and Assignment	Major Concurrent Office	Other
Tetsuo Seki	Member of the Board of Directors (outside director) ∎ Member of the Nominating Committee ∎ Member of the Compensation Committee ∎ Member of the Audit Committee	Audit & Supervisory Board Member of Sapporo Holdings Limited	He has considerable expert knowledge concerning finance and accounting.

Takashi Kawamura	Member of the Board of Directors (outside director) ∎ Member of the Nominating Committee ∎ Member of the Compensation Committee	Outside Audit and Supervisory Board Member of Nikkei Inc. Chairman of the Board of Directors (Outside Director) of Tokyo Electric Power Company Holdings, Inc.

Tatsuo Kainaka	Member of the Board of Directors (outside director) ∎ Member of the Nominating Committee ∎ Member of the Compensation Committee ∎ Member of the Audit Committee	Attorney-at-law at Takusyou Sogo Law Office President of the Life Insurance Policyholders Protection Corporation of Japan Corporate Auditor (External) of Oriental Land Co., Ltd.

Hirotake Abe	Member of the Board of Directors (outside director) ∎ Member of the Compensation Committee ∎ Member of the Audit Committee	Certified Public Accountant Hirotake Abe Office Outside Corporate Auditor of CONEXIO Corporation	He has considerable expert knowledge concerning finance and accounting.

Name	Title and Assignment	Major Concurrent Office	Other
Hiroko Ota	Member of the Board of Directors (outside director) ∎ Member of the Nominating Committee	Professor of National Graduate Institute for Policy Studies Outside Director of JXTG Holdings, Inc. Outside Director of Panasonic Corporation

Izumi Kobayashi	Member of the Board of Directors (outside director) ∎ Member of the Nominating Committee ☐ Member of the Risk Committee	Outside Director of ANA HOLDINGS INC. Outside Director of Mitsui & Co., Ltd. Member of the Board of Governors of Japan Broadcasting Corporation

(Notes)

1. Mr. Nobukatsu Funaki, who serves as a member of Audit Committee of MHFG, Mr. Tetsuo Seki, who served as CFO of Nippon Steel Corporation and Mr. Hirotake Abe, who served as a certified public accountant, have considerable expert knowledge concerning finance and accounting gained through their experiences and careers, etc.

2. Since, as a financial institution, it is essential for MHFG to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, and share information among the Audit Committee, and to have sufficient coordination with internal control departments, and for these reasons, MHFG appointed two non-executive directors who are internal directors, Messrs. Ryusuke Aya and Nobukatsu Funaki, as full-time members of the Audit Committee.

3. Mr. Takashi Kawamura retired as Outside Director of Nitori Holdings Co., Ltd., on May 11, 2017, External Director of Ichigo Inc., on May 28, 2017 and Outside Director of Calbee, Inc., on June 11, 2017.

4. Messrs. Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Mses. Hiroko Ota and Izumi Kobayashi, who are “outside directors,” are “independent directors” defined by Tokyo Stock Exchange, Inc.

Directors who resigned or retired in the fiscal year 2017

Name	Title and Assignment	Other
Shusaku Tsuhara	Member of the Board of Directors	Resigned as of April 1, 2017

Koji Fujiwara	Member of the Board of Directors	Resigned as of April 1, 2017

Hideyuki Takahashi	Member of the Board of Directors ∎ Member of the Audit Committee ∎ Member of the Risk Committee	Retired as of June 23, 2017

Mitsuo Ohashi	Member of the Board of Directors (outside director) ∎ Member of the Nominating Committee	Retired as of June 23, 2017

(Note)

1. The titles and assignments are as of the date of their resignation or retirement.

Executive officers as defined in the Companies Act

Name	Title and Assignment	Major Concurrent Office
Yasuhiro Sato*	President & Group CEO (Representative Executive Officer)	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Toshitsugu Okabe	Deputy President & Executive Officer (Representative Executive Officer) Head of Retail & Business Banking Company

Daisaku Abe	Deputy President & Executive Officer Head of IT & Systems Group / Head of Operations Group / Group CIO and Group COO	Deputy President & Executive Officer of Mizuho Bank, Ltd.

Kosuke Nakamura	Deputy President & Executive Officer Head of Corporate & Institutional Company	Deputy President & Executive Officer of Mizuho Bank, Ltd.

Name	Title and Assignment	Major Concurrent Office
Akira Sugano	Deputy President & Executive Officer Head of Global Corporate Company

Junichi Kato	Senior Managing Executive Officer Head of Global Markets Company

Katsunobu Motohashi	Senior Managing Executive Officer Head of Asset Management Company	Senior Managing Executive Officer of Mizuho Bank, Ltd.

Keiichiro Ogushi	Senior Managing Executive Officer Head of Research & Consulting Unit

Tsutomu Nomura	Managing Executive Officer Head of Internal Audit Group / Group CA

Takanori Nishiyama*	Managing Executive Officer Head of Compliance Group / Group CCO	Executive Managing Director of Mizuho Bank, Ltd.

Koichi Iida*	Managing Executive Officer Head of Strategic Planning Group / Group CSO	Executive Managing Director of Mizuho Bank, Ltd.

Shuji Kojima	Managing Executive Officer Head of Human Resources Group / Group CHRO	Managing Executive Officer of Mizuho Bank, Ltd.

Shinji Taniguchi	Managing Executive Officer Head of Global Products Unit	Managing Executive Officer of Mizuho Bank, Ltd.

Makoto Umemiya*	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO	Executive Managing Director of Mizuho Bank, Ltd.

Yasuyuki Shibata*	Managing Executive Officer Head of Risk Management Group / Group CRO	Executive Managing Director of Mizuho Bank, Ltd.

(Note)

1. Executive officers marked with asterisks (*) are executive officers concurrently serving as directors.

Executive officers who resigned or retired in the fiscal year 2017

Name	Title and Assignment	Other
Shusaku Tsuhara	Senior Managing Executive Officer Head of Compliance Group / Group CCO	Resigned as of April 1, 2017

Masayuki Yonetani	Senior Managing Executive Officer Head of Internal Audit Group / Group CA	Resigned as of April 1, 2017

Daisuke Yamada	Managing Executive Officer Head of Global Products Unit / In charge of Incubation Project Team	Resigned as of April 1, 2017

Koji Fujiwara	Managing Executive Officer Head of Strategic Planning Group / Group CSO	Resigned as of April 1, 2017

Satoshi Ishii	Managing Executive Officer Head of Human Resources Group / Group CHRO	Resigned as of April 1, 2017

Ryusuke Aya	Managing Executive Officer Head of Risk Management Group / Group CRO	Resigned as of June 23, 2017

(Note)

1. The titles and assignments are as of the date of their resignation or retirement.

(Reference) Shown below are executive officers as defined in the Companies Act as of April 1, 2018:

Executive officers as defined in the Companies Act

Name	Title and Assignment
Tatsufumi Sakai	President & Group CEO (Representative Executive Officer)

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investment banking business planning and international business planning, etc., as a member of the Group since 1984. Moreover, he has abundant management experience as the President & CEO of Mizuho Securities Co., Ltd.

MHFG has appointed him as executive officer based on the role delegated to him as the head of business execution and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Toshitsugu Okabe	Deputy President & Executive Officer (Representative Executive Officer) Head of Retail & Business Banking Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in personal and retail banking business planning, internal audit, compliance, etc., as a member of the Group since 1980.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Retail & Business Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Daisaku Abe	Deputy President & Executive Officer Head of IT & Systems Group / Head of Operations Group / Group CIO and Group COO

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, IT & systems planning, operations planning, etc., as a member of the Group since 1980.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of IT & Systems Group and Head of Operations Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Junichi Kato	Senior Managing Executive Officer Head of Global Markets Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in market business planning, business promotion, etc., as a member of the Group since 1980.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Global Markets Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Katsunobu Motohashi	Senior Managing Executive Officer Head of Asset Management Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in asset management business planning, business promotion, etc., as a member of the Group since 1980.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Asset Management Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Akira Nakamura	Senior Managing Executive Officer Head of Corporate & Institutional Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate banking (large corporations) business planning, business promotion, etc., as a member of the Group since 1985.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Corporate & Institutional Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Seiji Imai	Senior Managing Executive Officer Head of Global Corporate Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in investment banking business, business promotion, etc., as a member of the Group since 1986.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Global Corporate Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Tsutomu Nomura	Managing Executive Officer Head of Internal Audit Group / Group CA

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in credit risk management planning, credit supervision, etc., as a member of the Group since 1982.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Internal Audit Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Takanori Nishiyama	Managing Executive Officer Head of Compliance Group / Group CCO

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in compliance, public relations, business promotion, etc., as a member of the Group since 1985.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Compliance Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Motonori Wakabayashi	Managing Executive Officer Head of Research & Consulting Unit

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in research business, business promotion, etc., as a member of the Group since 1987.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Research & Consulting Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Goji Fujishiro	Managing Executive Officer Head of Global Products Unit

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources, business promotion, etc., as a member of the Group since 1987.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Global Products Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Shuji Kojima	Managing Executive Officer Head of Human Resources Group / Group CHRO

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources, compliance, internal audit, business promotion, etc., as a member of the Group since 1987.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Human Resources Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Makoto Umemiya	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, business promotion, etc., as a member of the Group since 1987.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Financial Control & Accounting Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Yasuyuki Shibata	Managing Executive Officer Head of Risk Management Group / Group CRO

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, market business, etc., as a member of the Group since 1986.

MHFG has appointed him as executive officer based on the role to be delegated to him as the Head of Risk Management Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Hisashi Kikuchi	Managing Executive Officer Head of Strategic Planning Group / Group CSO

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, human resource management, business promotion, etc., as a member of the Group since 1988.

MHFG has appointed him as executive officer based on the role to be delegated to him as the Head of Strategic Planning Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment
Yasuhiro Sato	Executive Officer (He will resign as the executive officer at the closing of this ordinary general meeting of shareholders.)

(2) Aggregate Compensation for Directors and Executive Officers

The policies concerning determination of the amount of, or the method of calculating, compensation, etc. for officers

MHFG set out the “Mizuho Financial Group Compensation Policy” as a policy concerning the determination of compensation for each individual director, executive officer and specialist officer (“Directors, etc.”) of MHFG as well as MHBK, MHTB and MHSC (“Three Core Companies”).

Executive compensation for MHFG and the Three Core Companies pursuant to such policy aims to function as incentive and compensation for each officer to exercise the designated function to the fullest with respect to striving to realize management with consideration to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Identity.

The overview of the policy is as summarized below. (For more details, please see the webpage of MHFG (https://www.mizuho-fg.com/company/structure/governance/pdf/compensation.pdf).)

Basic	Policy

The basic policy with respect to the determination concerning the individual compensation of Directors, etc., of MHFG and the Three Core Companies is set forth below:

(1)	The executive compensation shall be based on the function and responsibility assigned to and the performance of each of the Directors, etc.

(2)	The executive compensation shall give consideration to improving corporate value and creating value for various stakeholders over the medium to long term.

(3)	The executive compensation shall reflect the management environment and business performance of our group.

(4)	The executive compensation shall enable compensation for securing expert personnel such as professionals with a competitive edge in the market.

(5)

The compensation system and standards shall be reevaluated based on such factors as the economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

(6)	Regulations and guidelines, etc., concerning executive compensation, both in Japan and overseas, shall be complied with.

Compensation Determination Process

The compensation is determined by the Compensation Committee which consists completely of outside directors.

1.

The Compensation Committee shall determine the determination policy of executive compensation for MHFG and the Three Core Companies and the compensation system. In addition, the Compensation Committee shall determine the compensation for each individual director and executive officer as defined in the Companies Act of MHFG and approve at MHFG the compensation of each individual director of the Three Core Companies.

2.

The President & CEO, pursuant to this policy, etc., shall determine the compensation for each executive officer as defined in our internal regulations and specialist officer of MHFG and approve at MHFG the compensation of each individual executive officer and specialist officer of the Three Core Companies, etc.

3.	All members of the Compensation Committee shall be appointed from among outside directors (or at least non-executive directors) and the Chairman thereof shall be an outside director.

4.

The Compensation Committee, where necessary, may have officers who are not members of the committee such as the President & CEO and outside experts, etc., attend its meetings and request their opinion.

Aggregate amounts of compensation paid to directors and executive officers as defined in the Companies Act

Shown below are the compensation “For the Fiscal Year 2016” and “For the Fiscal Year 2017” to the directors and executive officers as defined in the Companies Act. The compensation “For the Fiscal Year 2016” below shows the amounts that are paid or expected to be paid as the compensation for the fiscal year 2016 and that have been determined during the fiscal year 2017.

			(JPY million)
Classification	Number of Persons (Note 2)	Aggregate Compensation (Note 3)	Aggregate Amounts of Compensation by Type
			For the Fiscal Year 2017				For the Fiscal Year 2016
			Basic Salaries		Other		Performance Payments		Stock Compensation
			Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount	Number of Persons	Amount
Directors	10	228	10	194	8	0	—	—	2	33
Executive officers as defined in the Companies Act	21	803	16	495	16	1	15	154	15	152
Total	31	1,031	26	690	24	1	15	154	17	185

(Notes)

1. Fractions are rounded down.

2. With respect to the number of persons, the directors and executive officers as defined in the Companies Act who were actually paid or expected to be paid “For the Fiscal Year 2016” and “For the Fiscal Year 2017” are stated.

3. With respect to the amounts, the aggregate amounts “For the Fiscal Year 2016” and “For the Fiscal Year 2017” are stated.

4. The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”

5. The five executive officers who resigned as of April 1, 2017 and two directors and one executive officer who retired as of June 23, 2017 are included in the above.

6. With respect to the performance payments for the executive officers as defined in the Companies Act, the amounts decided by the Compensation Committee of MHFG in July 2017 as the performance payments for the fiscal year 2016 are stated. The portions that exceed a certain amount are expected to be paid as deferred payments over three years from the fiscal year 2018.

7. With respect to the stock compensation for the directors (excluding the outside directors) and the executive officers, the amounts obtained by multiplying the stock ownership points granted by the Compensation Committee of MHFG in July 2017 as the stock ownership points granted for the fiscal year 2016 (one (1) point translates into one (1) share of common stock of MHFG) by the book value of MHFG stock (196.9447 per share) are stated. The stock compensation for the fiscal year 2016 is expected to be paid as deferred payments over three years from the fiscal year 2018.

8. Because the amount of the performance payments and stock compensation to be paid with respect to the fiscal year 2017 has not yet been determined at present, the aggregate compensation above does not include the amount of the performance payments and stock compensation; however, the necessary reserve is recorded for accounting purposes.

9. The condolence money premiums and life insurance premiums subsidies concerning the fiscal year 2017 are included in the above table as “Other”, which are based on the decision by the Compensation Committee.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Tetsuo Seki	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director is bona fide and without gross negligence in performing his/her duty.
Takashi Kawamura
Tatsuo Kainaka
Hirotake Abe
Hiroko Ota
Izumi Kobayashi

(4) Attendance at Meetings of the Board of Directors and Committees

(As of March 31, 2018)

Name		Board of Directors	Nominating Committee	Compensation Committee	Audit Committee	Risk Committee
Yasuhiro Sato		14/14 meetings (100%)	—	—	—	—
Takanori Nishiyama		12/12 meetings (100%)	—	—	—	—
Koichi Iida		14/14 meetings (100%)	—	—	—	—
Makoto Umemiya		12/12 meetings (100%)	—	—	—	—
Yasuyuki Shibata		12/12 meetings (100%)	—	—	—
Ryusuke Aya	Chairman of the Risk Committee	14/14 meetings (100%)	—	—	13/13 meetings (100%)	7/7 meetings (100%)
Nobukatsu Funaki		14/14 meetings (100%)	—	—	17/17 meetings (100%)	—
Tetsuo Seki	Chairman of the Audit Committee	14/14 meetings (100%)	12/12 meetings (100%)	9/9 meetings (100%)	17/17 meetings (100%)	—
Takashi Kawamura	Chairman of the Nominating Committee	12/14 meetings (85%)	14/14 meetings (100%)	8/9 meetings (88%)	—	—
Tatsuo Kainaka	Chairman of the Compensation Committee	14/14 meetings (100%)	14/14 meetings (100%)	9/9 meetings (100%)	17/17 meetings (100%)	—
Hirotake Abe		14/14 meetings (100%)	—	9/9 meetings (100%)	17/17 meetings (100%)	—

Name		Board of Directors	Nominating Committee	Compensation Committee	Audit Committee	Risk Committee
Hiroko Ota	Chairman of the Board of Directors	14/14 meetings (100%)	14/14 meetings (100%)	—	—	—
Izumi Kobayashi		11/12 meetings (91%)	12/12 meetings (100%)	—	—	8/8 meetings (100%)

(Notes)

1. With respect to Messrs. Takanori Nishiyama, Makoto Umemiya, Yasuyuki Shibata and Ms. Izumi Kobayashi, their attendance at the meetings of the Board of Directors that were held during the fiscal year 2017 after their appointment as directors of MHFG in June 2017 is stated.

2. With respect to Mr. Tetsuo Seki and Ms. Izumi Kobayashi, their attendance at the meetings of the Nominating Committee that were held during the fiscal year 2017 after their appointment as members of the Nominating Committee in June 2017 is stated.

3. With respect to Mr. Ryusuke Aya, his attendance at the meetings of the Audit Committee and the Risk Committee that were held during the fiscal year 2017 after his appointment as a member of the Audit Committee and the Risk Committee in June 2017 is stated.

3. Matters Regarding Outside Directors

(1) Concurrent Offices and Other Details of Outside Directors

Details of major concurrent offices of outside directors are as described in the above “2. Matters Regarding Directors and Executive Officers, (1) Directors and Executive Officers.”

MHFG has no business relationships, required to be stated, with the organizations at which the outside directors hold major concurrent offices.

(2) Major Activities of Outside Directors

The attendance of outside directors at meetings of the Board of Directors and relevant committees during the fiscal year 2017, is as described in the above “2. Matters Regarding Directors and Executive Officers, (4) Attendance at Meetings of the Board of Directors and Committees.”

By leveraging their extensive experiences, deep insights and high level of expertise, outside directors proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Board of Directors of MHFG, etc.

Name	Term in Office	Input at the Board of Directors Meeting, etc., and Other Activities
Tetsuo Seki	2 years, 9 months

By leveraging his extensive experience and deep insight as a top executive, he proactively made suggestions concerning, among others, the significance of (i) costs and personnel controls to construct a stable income base, (ii) considering fundamental measures by improving productivity, (iii) how profit plans and performance evaluations should be structured and (iv) the area strategy of domestic branches.

Furthermore, as the Chairman of the Audit Committee, he led the committee with respect to implementing the initiatives to enhance audit and supervisory functions on a group basis.

Takashi Kawamura	3 years, 9 months

By leveraging his extensive experience and deep insight as a top executive, he proactively made suggestions concerning, among others, the significance of (i) streamlining personnel and improving productivity in light of long-term personnel structures and digitalization and (ii) enhancing the measures for focusing and streamlining areas of the business portfolio strategies.

Furthermore, as the Chairman of the Nominating Committee, he led the committee with respect to decisions on proposals, including proposals for the appointment of directors of MHFG, and approvals for the appointment of directors and officers with titles for the Three Core Companies.

Name	Term in Office	Input at the Board of Directors Meeting, etc., and Other Activities
Tatsuo Kainaka	3 years, 9 months

By leveraging his extensive experience, deep insight and high level of expertise as Justice of the Supreme Court, an attorney-at-law, etc., he proactively made suggestions concerning, among others, the significance of (i) clarifying the authority and responsibility in respect of group management, including the management of costs, (ii) how performance targets and performance evaluations should be structured and (iii) compliance.

Furthermore, as the Chairman of the Compensation Committee, he led the committee with respect to decisions on proposals, including proposals for compensation for each individual director, etc., of the MHFG, and an executive compensation system, etc., for the MHFG and the Three Core Companies.

Hirotake Abe	2 years, 9 months	By leveraging his extensive experience, deep insight and high level of expertise as a certified public accountant, he proactively made suggestions concerning, among others, the significance of (i) monitoring in the business plans, (ii) external disclosure useful for stakeholders and (iii) reforming business processes including utilization of digital innovations.

Hiroko Ota	3 years, 9 months

By leveraging her extensive experience, deep insight and high level of expertise as Professor of the National Graduate Institute for Policy Studies, Minister of State for Economic and Fiscal Policy of the Cabinet Office, etc., she proactively made suggestions concerning, among others, the significance of (i) “fundamental structural reforms” aiming to secure sustainable growth and establish a competitive advantage in the future, (ii) how business plans should be established, (iii) enhancing personnel management based on medium to long-term management strategies and (iv) further fundamental analysis of the business portfolio.

Furthermore, as the Chairman of the Board of Directors, she led the Board of Directors to make decisions on proposals, including a proposal for the basic management policy of the Group.

Name	Term in Office	Input at the Board of Directors Meeting, etc., and Other Activities
Izumi Kobayashi	0 year, 9 months	By leveraging her extensive experience and deep insight as a top executive, she proactively made suggestions concerning, among others, the significance of (i) risk management structures that can respond to changes in market environment, (ii) enhancing the development of workforces for expanding new business areas, (iii) structural reforms in global business, and (iv) evaluating the influence on the marketing front-line by implementing business plans, fundamental structural reforms, etc.

(3) Compensation for Outside Directors (For the Fiscal Year 2017)

	Number of Persons	Compensation Paid by MHFG	Compensation Paid by Subsidiary of MHFG
Total Amount of Compensation	7	116 million yen	—

(Note)

1. Fractions are rounded down.

2. One director who retired as of June 23, 2017 is included in the above.

4. Matters Regarding MHFG’s Shares

(1) Number of Shares

(As of March 31, 2018)
Total Number of Authorized Shares	51,300,000,000

(2) Total Number of Classes of Shares Authorized to be Issued, Total Number of Shares Issued and Number of Shareholders

	(As of March 31, 2018)
Classification	Total Number of Classes of Shares Authorized to be Issued	Total Number of Shares Issued	Number of Shareholders
Common Stock	48,000,000,000	25,389,644,945	1,016,315
First Series of Class XIV Preferred Stock	900,000,000	—	—
Second Series of Class XIV Preferred Stock	900,000,000	—	—
Third Series of Class XIV Preferred Stock	900,000,000	—	—
Fourth Series of Class XIV Preferred Stock	900,000,000	—	—
First Series of Class XV Preferred Stock	900,000,000	—	—
Second Series of Class XV Preferred Stock	900,000,000	—	—
Third Series of Class XV Preferred Stock	900,000,000	—	—
Fourth Series of Class XV Preferred Stock	900,000,000	—	—
First Series of Class XVI Preferred Stock	1,500,000,000	—	—
Second Series of Class XVI Preferred Stock	1,500,000,000	—	—
Third Series of Class XVI Preferred Stock	1,500,000,000	—	—
Fourth Series of Class XVI Preferred Stock	1,500,000,000	—	—

(Notes)

1. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XIV Preferred Stock shall not exceed 900,000,000 in total.

2. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XV Preferred Stock shall not exceed 900,000,000 in total.

3. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XVI Preferred Stock shall not exceed 1,500,000,000 in total.

4. As a result of the exercise of stock acquisition rights, there was an increase of 3,337,000 shares of Common Stock in the period from April 1, 2017 to March 31, 2018.

5. The number of shareholders of Common Stock listed above does not include 31,092 shareholders who own only shares constituting less than one (1) unit.

(3) Major Shareholders as of March 31, 2018

Common Stock

(As of March 31, 2018)

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
The Master Trust Bank of Japan, Ltd. (Trustee account)	1,070,043,700	4.21
Japan Trustee Services Bank, Ltd. (Trustee account)	1,054,777,400	4.15
Japan Trustee Services Bank, Ltd. (Trustee account 5)	512,108,700	2.01
Japan Trustee Services Bank, Ltd. (Trustee account 9)	479,711,500	1.88
STATE STREET BANK WEST CLIENT - TREATY 505234	453,273,840	1.78
Japan Trustee Services Bank, Ltd. (Trustee account 1)	381,129,200	1.50
Japan Trustee Services Bank, Ltd. (Trustee account 2)	374,905,000	1.47
JP MORGAN CHASE BANK 385151	341,932,527	1.34
Japan Trustee Services Bank, Ltd. (Trustee account 7)	325,656,600	1.28
Japan Trustee Services Bank, Ltd. (Trustee account 4)	308,675,100	1.21

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held are calculated by excluding the treasury stock (6,487,234 shares).

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG

The following table is the summary of the stock acquisition rights issued to the directors (excluding the outside directors), executive officers as defined in the Companies Act, and executive officers as defined in our internal regulations of MHFG and its subsidiaries, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd, pursuant to the Companies Act, in consideration for execution of duties:

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Class and number of subject shares	Issue price (per stock acquisition right) (JPY)	Exercise price (per share) (JPY)	Exercise period
First Series of Stock Acquisition Rights of MHFG	February 16, 2009	5,409 rights	Common Stock, 5,409,000 shares	190,910	1	From February 17, 2009 to February 16, 2029
Second Series of Stock Acquisition Rights of MHFG	September 25, 2009	5,835 rights	Common Stock, 5,835,000 shares	168,690	1	From September 28, 2009 to September 25, 2029
Third Series of Stock Acquisition Rights of MHFG	August 26, 2010	6,808 rights	Common Stock, 6,808,000 shares	119,520	1	From August 27, 2010 to August 26, 2030
Fourth Series of Stock Acquisition Rights of MHFG	December 8, 2011	12,452 rights	Common Stock, 12,452,000 shares	91,840	1	From December 9, 2011 to December 8, 2031
Fifth Series of Stock Acquisition Rights of MHFG	August 31, 2012	11,776 rights	Common Stock, 11,776,000 shares	113,250	1	From September 3, 2012 to August 31, 2032
Sixth Series of Stock Acquisition Rights of MHFG	February 17, 2014	7,932 rights	Common Stock, 7,932,000 shares	192,610	1	From February 18, 2014 to February 17, 2034
Seventh Series of Stock Acquisition Rights of MHFG	December 1, 2014	9,602 rights	Common Stock, 9,602,000 shares	186,990	1	From December 2, 2014 to December 1, 2034

(1) Stock Acquisition Rights, etc. of MHFG Held by Officers as of March 31, 2018

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by directors and executive officers as defined in the Companies Act
First Series of Stock Acquisition Rights of MHFG	84 rights	Common Stock, 84,000 shares	1 person, 84 rights
Second Series of Stock Acquisition Rights of MHFG	179 rights	Common Stock, 179,000 shares	1 person, 179 rights
Third Series of Stock Acquisition Rights of MHFG	227 rights	Common Stock, 227,000 shares	1 person, 227 rights
Fourth Series of Stock Acquisition Rights of MHFG	205 rights	Common Stock, 205,000 shares	1 person, 205 rights
Fifth Series of Stock Acquisition Rights of MHFG	421 rights	Common Stock, 421,000 shares	2 persons, 421 rights
Sixth Series of Stock Acquisition Rights of MHFG	119 rights	Common Stock, 119,000 shares	2 persons, 119 rights
Seventh Series of Stock Acquisition Rights of MHFG	830 rights	Common Stock 830,000 shares	9 persons, 830 rights

(2) Stock Acquisition Rights, etc. of MHFG Delivered to Employees, etc., During the Fiscal Year Ended March 31, 2018

No stock acquisition rights, etc., of MHFG were delivered to employees, etc., during the fiscal year ended March 31, 2018.

6. Matters Regarding Independent Auditor

(1) Independent Auditor

Name	Ernst & Young ShinNihon LLC Designated Partners with Limited Liability Mutsuo Emi, C.P.A. Ryuji Takagi, C.P.A. Junko Kamei, C.P.A. Shinichi Hayashi, C.P.A.

Compensation, etc. for the fiscal year ended March 31, 2018	JPY 47 million

Other

1.The Audit Committee reviewed, based on the performance of duties by the Independent Auditor in previous years pursuant to the auditing plan, whether (i) the items and structure of the auditing plan for the fiscal year ended March 31, 2018 were such that they appropriately corresponded to the risk assessments, and (ii) the estimate of the compensation for the audit had been prepared based on the auditing hours required to ensure effective, efficient and proper auditing quality. As a result thereof, the Audit Committee determined that the amount of compensation for the audit was reasonable, and the Audit Committee gave the consent set forth in Article 399, Paragraph 1 of the Companies Act.

2. MHFG paid consideration to the Independent Auditor for the advisory services and other services related to the U.S. GAAP, which are not included among the services set forth in Article 2, Paragraph 1 of the Certified Public Accountant Act (non-audit services).

(Notes)

1. Fractions are rounded down.

2. The audit contract between MHFG and the Independent Auditor does not separate the compensation for the audit under the Companies Act from the compensation for the audit under the Financial Instruments and Exchange Act. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

3. The total amount of cash and other proprietary benefits to be paid to the Independent Auditor of MHFG by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries is JPY 4,137 million.

If the amounts to be paid under the audit contract concluded with the Independent Auditor by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries have not yet been determined, approximate amounts are used for the calculations.

(2) Other Matters Regarding Independent Auditor

a.	Policy for Determination of Dismissal or Non-reappointment of the Independent Auditor

<Dismissal>

1.

The Audit Committee determines the contents of proposals regarding the dismissal of an Independent Auditor to be submitted to the general meeting of shareholders in the case where it is expected that the audit of the financial statements, etc., may be seriously affected by such Independent Auditor’s actions; namely, where such Independent Auditor is recognized to fall under any of the Items in Article 340, Paragraph 1 of the Companies Act and other matters that may affect the audit of the financial statements, etc.

2.

The Audit Committee dismisses an Independent Auditor upon the unanimous consent of all members of the Audit Committee in the case where such Independent Auditor is recognized to fall under any of the Items in Article 340, Paragraph 1 of the Companies Act and the Audit Committee decides that such Independent Auditor should be promptly dismissed. In such case, the members of the Audit Committee designated by the Audit Committee will report the dismissal of such Independent Auditor and the reason for such dismissal at the first general meeting of shareholders called after such dismissal.

<Non-reappointment>

The Audit Committee determines the contents of proposals regarding the non-reappointment of an Independent Auditor to be submitted to the general meeting of shareholders in the case where the Audit Committee decides that it is reasonable to change the Independent Auditor to another Independent Auditor who has better capability of being entrusted with the duties of an Independent Auditor of the Group, even though the system, etc., that ensures (i) the appropriate implementation of the method of the audit and the results thereof and (ii) the appropriate accomplishment of duties conducted by the Independent Auditors is maintained at a level generally recognized to be adequate.

b.	Principal Majority-owned Subsidiaries and other Subsidiaries Audited by any Certified Public Accountant or Audit Corporation other than the Independent Auditor of MHFG

Mizuho International plc and eleven (11) other companies among MHFG’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Companies Act or the Financial Instruments and Exchange Act (including any foreign law equivalent to either of these laws)) by audit corporations (including entities with equivalent qualifications in the relevant foreign country) other than the Independent Auditor of MHFG.

7. Structure to Ensure Appropriate Conduct of Operations

The “Structure for Ensuring Appropriate Conduct of Operations” and the “Operational Status of the Structure” resolved through its Board of Directors meeting are as summarized below.

Regarding MHFG’s “Internal Control System” that was resolved at the Board of Directors meeting held on April 24, 2017, the operational status and related matters were reviewed, the nonexistence of structural or operational issues was confirmed, and necessary revisions, such as revisions to reflect the revisions of various regulations, were made. Thereafter, the revised “Internal Control System” was resolved at the Board of Directors meeting held on April 20, 2018.

Summary of “Structure for Ensuring Appropriate Conduct of Operations” Resolved on at the Board of Directors Meeting

(1)	Risk Management Structure

Rules and other structures for managing risk of loss

∎	Comprehensive Risk Management
MHFG maintains basic policies with respect to comprehensive risk management of MHFG and entities administered by MHFG in the “Basic Policy for Comprehensive Risk Management.”

MHFG sets forth, in the “Basic Policy for Comprehensive Risk Management,” definitions and classifications of risks as well as the department and office responsible for risk management and the management structure. Moreover, MHFG implements comprehensive risk management to control risk to a level acceptable from a management perspective by evaluating risks as a whole and appropriately responding to risks as necessary either prior or subsequent to their occurrence both qualitatively and quantitatively.

The President & CEO is responsible for the comprehensive risk management of MHFG, while the Head of Risk Management Group is in charge of matters relating to the planning and operation of comprehensive risk management pursuant to the “Basic Policy for Comprehensive Risk Management.” The Head of Risk Management Group reports to the Board of Directors, the Risk Committee, the Executive Management Committee and the President & CEO with respect to the status of comprehensive risk management, etc., periodically and as necessary. Moreover, the Head of Risk Management Group makes recommendations to each officer in charge of risk management from the perspective of comprehensive risk management, as necessary.

∎	BusinessPolicy Committees
Business Policy Committees, such as the Risk Management Committee, comprehensibly discuss and coordinate various company-wide issues concerning market risks and liquidity risks, etc.
∎	Business continuity management

MHFG sets forth responses in the event of emergency, etc., at MHFG and entities administered by MHFG and basic policies for business continuity management in the “Basic Policy for Business Continuity Management.”

MHFG establishes appropriate and effective responses as well as the framework of business continuity management and responses in the event of an emergency in the “Basic Policy for Business Continuity Management” in ordinary times in order to identify risks of an emergency and swiftly implement measures, including risk reduction measures in the event of an emergency, etc., and MHFG aims to disseminate information relating thereto across its organization.

MHFG establishes a specialized organization assigned to matters relating to business continuity management.

“Rules and other structures for managing risk of loss,” including the foregoing rules and structures, has been set forth in the “Basic Policy for Comprehensive Risk Management,” “Basic Policy for Credit Risk Management,” “Basic Policy for Market Risk Management,” “Basic Policy for Liquidity Risk Management,” “Basic Policy for Operational Risk Management” and “Basic Policy for Business Continuity Management,” etc.

Rules and other structures for managing risk of loss of MHFG’s subsidiaries

∎	Basic policy relating to risk management

With respect to the risk management of the core group companies, MHFG develops and presents the basic policies, etc. and receives reports periodically or as necessary on matters necessary for risk management, such as the risk status, etc., of the core group companies, and reports the comprehensive risk management status, etc., to the Board of Directors and the Risk Committee, etc. When adjustments with the basic policies, etc., developed by MHFG are necessary, and when MHFG gives instructions on said basic policies, etc., MHFG shall give prior approval.

MHFG centrally captures and manages the risk and business continuity management of the core group companies, and the risk and business continuity management of subsidiaries, etc., other than the core group companies shall be made, in principle, through the core group companies.

The companies particularly designated by MHFG, among the core group companies, respectively set forth the basic policy for risk and business continuity management upon applying to MHFG, in accordance with the basic policy established by MHFG.

“Rules and other structures for managing risk of loss of MHFG’s subsidiaries,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations,” “Basic Policy for Comprehensive Risk Management” and “Basic Policy for Business Continuity Management,” etc.

(2)	Compliance structure

Structure to ensure that the duties of Executive Officers as defined in the Companies Act and employees are executed in compliance with laws, regulations and the Articles of Incorporation

∎	“Mizuho Code of Conduct”

MHFG maintains the “Mizuho Code of Conduct” as an ethical standard that must be observed in implementing “Mizuho’s Corporate Identity” that serves as the concept that forms the basis of all activities conducted by MHFG. MHFG observes the “Mizuho Code of Conduct” in making all business and operational decisions.

∎	Compliance

MHFG views complete compliance as a basic principle of management and maintains a compliance-management structure and a “Compliance Manual.” MHFG, in principle, develops compliance programs each fiscal year for the implementation of specific plans for complete compliance and periodically follows up on the status of the implementation of such plans. MHFG also maintains the compliance hotline and hotlines relating to the internal control and audit with respect to accounting and financial reports.

The President & CEO is responsible for compliance of MHFG, while the Head of Compliance Group is in charge of planning, drafting and promoting matters related to compliance in general. The Head of Compliance Group reports to the Board of Directors, the Audit Committee, the Executive Management Committee and the President & CEO with respect to the status of compliance, etc., periodically and as necessary.

∎	Severrelations with anti-social elements

MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG dedicates itself to “severing relations with anti-social elements,” which is viewed as an important policy of the Group when designing and implementing the specific plans for complete compliance above.

∎	BusinessPolicy Committees
The Business Policy Committees, such as the Compliance Committee, comprehensibly discuss and coordinate issues concerning compliance and handling of anti-social elements.

“Structure to ensure that the duties of Executive Officers as defined in the Companies Act and employees are executed in compliance with laws, regulations and the Articles of Incorporation,” including the foregoing structures, has been set forth in the “Mizuho Code of Conduct,” “Basic Policy of Compliance” and “Compliance Manual,” etc.

Structure to ensure that the duties of the directors, etc., and employees of MHFG’s subsidiaries are executed in compliance with laws, regulations and the Articles of Incorporation

∎	Basic policy relating to compliance

With respect to the compliance management of the core group companies, MHFG develops and presents the basic policies, etc., and receives reports periodically or as necessary on matters necessary for compliance management of the core group companies, and reports the status of compliance, etc., to the Board of Directors and the Audit Committee, etc. When adjustments with the basic policies, etc., developed by MHFG are necessary, and when MHFG gives instructions on said basic policies, etc., MHFG shall give prior approval.

MHFG maintains a system that centrally captures and manages the status of compliance of the core group companies, and as for subsidiaries, etc., other than the core group companies, the management system shall be established, in principle, through the core group companies.

The companies particularly designated by MHFG, among the core group companies, respectively set forth the basic policy of compliance upon applying to MHFG, in accordance with the basic policy established by MHFG.

“Structure to ensure that the duties of the directors, etc., and employees of MHFG’s subsidiaries are executed in compliance with laws, regulations and the Articles of Incorporation,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations” and “Basic Policy of Compliance,” etc.

(3)	Execution of duties by Executive Officers as defined in the Companies Act

Structure for the safekeeping and management of information on the execution of duties by Executive Officers as defined in the Companies Act

∎	Periodfor retention etc.

MHFG fixes the period for retention of information, such as the minutes of the Executive Management Committee meetings and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, and carries out other necessary matters relating to the safekeeping and management thereof.

∎	Informationmanagement

The President & CEO is responsible for information management of MHFG, while the Head of Compliance Group is in charge of matters relating to the planning and operation of information management. The Head of Compliance Group reports to the Board of Directors, the Audit Committee, the Executive Management Committee and the President & CEO with respect to the status of information management, etc., periodically and as necessary.

MHFG, in principle, establishes specific plans for thorough information management each fiscal year and periodically follows up on the status of the implementation thereof.
∎	BusinessPolicy Committees
Business Policy Committees, such as the Compliance Committee, comprehensibly discuss and coordinate various company-wide issues concerning information management.

“Structure for the safekeeping and management of information on the execution of duties by Executive Officers as defined in the Companies Act,” including the foregoing structures, has been set forth in the “Basic Approach for Group Business Management Concerning Information Management,” “Information Security Policy,” “Regulations of the Executive Management Committee” and “Regulations of the Internal Audit Committee,” etc.

Structure to ensure the efficient execution of duties by Executive Officers as defined in the Companies Act

∎	Delegationof authority

MHFG realizes expeditious corporate management that is capable of making swift and flexible decisions by delegating decisions on business execution to Executive Officers as defined in the Companies Act to the fullest extent.

∎	In-housecompany system

MHFG maintains companies and units under a management structure based on customer segments and, as the company that oversees the business management of the Group, MHFG takes on the formulation, etc., of group-wide strategies across banking, trust banking, securities and other business areas.

∎ Implementation of risk appetite framework

MHFG implementing the risk appetite framework by establishing Group level risk appetite within the risk-bearing capacity of the Group as a whole and, among other things, cascading down the Group level risk appetite into each company and unit.

∎ Assigned business, decision-making authority, etc.

MHFG determines the criteria for matters to be resolved by or reported to the Board of Directors, assignment of each organization, decision-making authority depending on the importance of matters, etc. MHFG also maintains an Executive Management Committee and several Business Policy Committees, etc. Thus, MHFG ensures that Executive Officers as defined in the Companies Act execute their duties efficiently on a company-wide basis.

“Structure to ensure the efficient execution of duties by Executive Officers as defined in the Companies Act,” including the foregoing structures, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Board of Directors,” “Organization Regulations,” “Authorization Regulations” and “Basic Policy Concerning Operation of Risk Appetite Framework” etc.

(4)	Group management administration structure

Structure for ensuring appropriate conduct of operations within the corporate group consisting of MHFG and its subsidiaries
∎ “Mizuho Code of Conduct”
“Mizuho Code of Conduct” is adopted at each of the group companies.
∎ Group management administration

MHFG directly administers its core group companies set forth in the “Group Management Administration Regulations,” in order to play an active role as a holding company in the management of our Group and takes on a planning function with respect to strategies and policies of our Group and a controlling function with respect to each company of our Group as part of MHFG’s business management.

In accordance with the “Standards for Management of Subsidiaries” prescribed by MHFG, the core group companies administer subsidiaries, etc., other than the core group companies.

∎ Reports to the Board of Directors, etc., by Directors, Executive Officers as defined in the Companies Act and employees, etc.

The Board of Directors, the Nominating Committee, the Compensation Committee and the Audit Committee may, whenever necessary, have Directors, Executive Officers as defined in the Companies Act and employees of MHFG (including directors, corporate auditors, or other persons equivalent thereto and employees of the Three Core Companies, and directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., with respect to the meetings of the Board of Directors and the Audit Committee) attend meetings of the Board of Directors and such committees and request reports and opinions by those people. Directors, Executive Officers as defined in the Companies Act and employees of MHFG (including directors, corporate auditors, or other persons equivalent thereto and employees of the Three Core Companies, and directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., with respect to the meetings of the Board of Directors and the Audit Committee) shall, upon request, attend meetings of the Board of Directors and such committees and explain matters requested by the Board of Directors and such committees.

“Structure for ensuring appropriate conduct of operations within the corporate group consisting of MHFG and its subsidiaries,” including the foregoing structures, has been set forth in the “Corporate Governance Guidelines,” “Mizuho Code of Conduct,” “Regulations of the Board of Directors,” “Regulations of the Company Strategy Conference,” “Group Management Administration Regulations,” “Standards for Management of Subsidiaries” and “Regulations for Operation of ‘the In-House Company System’,” etc.

Structure concerning reports to MHFG of matters related to execution of duties by the directors, etc., of MHFG’s subsidiaries
∎ Application for approval and reports from the core group companies

Pursuant to the “Group Management Administration Regulations,” MHFG receives application for approval from the core group companies on material matters concerning the entire Group and receives reports on matters compatible thereto.

With respect to risk management, compliance management and internal audit, MHFG receives reports periodically or as necessary regarding necessary matters in accordance with the basic policies, etc. In addition, as for matters that need to be adjusted with the basic policies, etc., and when MHFG gives instructions, MHFG shall cause the core group companies to take procedures of application for approval, etc.

“Structure concerning reports to MHFG of matters related to execution of duties by the directors of MHFG’s subsidiaries and other persons equivalent thereto,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations,” “Basic Policy for Comprehensive Risk Management,” “Basic Policy of Compliance” and “Basic Policy on Internal Audit,” etc.

Structure to ensure the efficient execution of duties of the directors, etc., of MHFG’s subsidiaries
∎ Development and presentation of management policies, etc.

Pursuant to the “Group Management Administration Regulations,” MHFG develops the basic policies, etc., on matters concerning the development of management policy and business strategy, and presents them to the core group companies.

“Structure to ensure the efficient execution of duties of the directors, etc., of MHFG’s subsidiaries,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations” and “Organization Regulations,” etc.

(5)	Execution of duties by Audit Committee

Matters concerning employees designated as assistants for the Audit Committee’s duties
∎ Establishment of the Audit Committee Office

MHFG designates the Audit Committee Office as the office in charge of matters concerning assistance in the performance of the Audit Committee’s duties and matters concerning the secretariat for the Audit Committee, and the General Manager of the Audit Committee Office manages the office’s business under the instructions of members of the Audit Committee.

The foregoing has been set forth in the “Regulations of the Audit Committee” and “Organization Regulations,” etc.

Matters concerning measures for ensuring that employees assisting the Audit Committee’s duties remain independent from Executive Officers as defined in the Companies Act and the effectiveness of the instructions to such employees

∎ Prior consent of the Audit Committee

Prior consent of the Audit Committee shall be obtained with respect to the establishment of the budget of the Audit Committee Office in charge of matters concerning assistance in the performance of the Audit Committee’s duties, reorganization thereof and personnel changes, etc., of employees assigned thereto.

∎ Ensuring Sufficiency and Independence of Structure

The Audit Committee, from the perspective of ensuring the effectiveness of the audit, takes into consideration whether the sufficiency of the structure of assistant employees, etc., and the independence of assistant employees, etc., from Executive Officers as defined in the Companies Act or other person performing an executive role, are ensured.

The foregoing has been set forth in the “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.
The structure under which Directors (excluding Directors who are members of the Audit Committee), Executive Officers as defined in the Companies Act and employees of MHFG report to the Audit Committee
∎ Attendance at meetings of the Audit Committee by Directors, Executive Officers as defined in the Companies Act and employees of MHFG

The Audit Committee may, whenever necessary, have Directors, Executive Officers as defined in the Companies Act and employees of MHFG attend meetings of the Audit Committee and request reports and opinions by such persons. Directors, Executive Officers as defined in the Companies Act and employees of MHFG shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.

The Audit Committee receives reports from the Compliance Group, the Risk Management Group, the Strategic Planning Group, the Financial Control & Accounting Group, etc., on matters concerning the internal control system, and, whenever necessary, requests investigation of relevant matters.

∎ Coordination with the Internal Audit Group

The Audit Committee cooperates with the Internal Audit Group regularly and flexibly, such as by receiving reports of the auditing plans or audit results, etc., from the Internal Audit Group, and whenever necessary, requesting investigation of relevant matters or giving specific instructions to the Internal Audit Group.

“Structure under which Directors (excluding Directors who are members of the Audit Committee), Executive Officers as defined in the Companies Act and employees of MHFG report to the Audit Committee,” including the foregoing matters, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Audit Committee,” “Auditing Standards of the Audit Committee” and “Regulations of the Internal Audit Committee,” etc.

The structure under which directors, corporate auditors or other persons equivalent thereto and employees of MHFG’s subsidiaries or persons who receive reports from such persons report to the Audit Committee

∎ Attendance at meetings of the Audit Committee by directors, corporate auditors, executive officers and employees of subsidiaries, etc.

The Audit Committee may, whenever necessary, have directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., attend meetings of the Audit Committee and request reports and opinions by such persons. Directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.

∎ Reports, etc., of the Status of Management of Subsidiaries, etc.

The Audit Committee and members of the Audit Committee receive reports or explanations concerning the status of management of subsidiaries, etc., from Executive Officers as defined in the Companies Act and employees, and inspect relevant documents. The Audit Committee and members of the Audit Committee shall, whenever necessary in order to audit the circumstances regarding the execution of duties by Directors and Executive Officers as defined in the Companies Act, request subsidiaries, etc., to provide reports regarding their businesses or investigate the status of their operations and properties.

“Structure under which directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries or persons who receive reports from such persons report to the Audit Committee of MHFG,” including the foregoing matters, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

The structure to ensure that persons who report to the Audit Committee are not treated disadvantageously due to such report
∎ Prohibition of Disadvantageous Treatment

MHFG maintains a compliance hotline where employees, etc., may report when they find any problems concerning compliance, such as violation of laws or violation of office regulations. The compliance hotline is implemented through policies such as, with respect to informing or reporting the relevant matters to ensure confidentiality; not to disclose the personal information of those who report to any third party without their consent; to give consideration not to identify those who report in the factual investigation; and not to disadvantageously treat those who report in any personnel changes matter or any other aspects due to such report.

Persons who report to the Audit Committee shall not be treated disadvantageously due to such report.

“Structure to ensure that persons who report to the Audit Committee are not treated disadvantageously due to such report,” including the foregoing matters, has been set forth in the “Basic Policy of Compliance,” etc.

Matters concerning policies for the procedures for prepayment or reimbursement of the expenses incurred for the execution of duties by members of the Audit Committee (limited to the execution of duties for the Audit Committee) or treatment of other expenses or liabilities incurred for the execution of such duties

∎ Burden of Expenses

The Audit Committee or members appointed by the Audit Committee, whenever necessary, may utilize attorneys-at-law, certified public accountants or other experts, and are authorized to pay such expenses and request MHFG to reimburse such expenses deemed necessary for the execution of duties. MHFG shall bear such expenses.

The foregoing has been set forth in the “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.
Other structures to ensure the effectiveness of audits by the Audit Committee
∎ Appointment of members of the Audit Committee

Given that, as a financial institution, it is essential for MHFG to ensure the effectiveness of the activities of the Audit Committee and that it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, MHFG in principle appoints one or two Non-Executive Directors who are internal directors as full-time members of the Audit Committee.

∎ Coordination with Internal Audit Group, etc.

The Audit Committee executes its duties through effective coordination with the Internal Audit Group, based on the establishment and management of internal control systems at MHFG and its subsidiaries.

∎ Attendance of Independent Auditors and outside experts, etc., at the Audit Committee

The Audit Committee may, whenever necessary, have Independent Auditors and outside experts, etc., attend meetings of the Audit Committee and request reports and opinions by those people. Independent Auditors shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.

∎ Coordination with Corporate Auditors of subsidiaries, etc., as well as Independent Auditors

The Audit Committee and members of the Audit Committee maintain close coordination with Independent Auditors in order to implement effective auditing, and whenever necessary, maintain close coordination with the Corporate Auditors of subsidiaries, etc.

“Other structures to ensure the effectiveness of audits by the Audit Committee,” including the foregoing structures, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

Summary of the operational status of the “Structure for Ensuring Appropriate Conduct of Operations (Internal Control System)”

(1)	Risk management structure

•

MHFG ensures the soundness of its capital by allocating risk capital to its subsidiaries, etc., to control risk within the limits set for each company. In addition, MHFG regularly monitors the manner in which risk capital is used and reports to the Board of Directors, etc.

•	Business Policy Committees, such as the Risk Management Committee, comprehensibly coordinate and conduct discussions, and report to the Board of Directors, etc., periodically and as necessary.

•

The Crisis Management Office has been established within the Strategic Planning Group as a section specializing in the supervision of business continuity management. In addition, for the purposes of uniform maintenance and improvement of the Group’s business continuity management system, the Group’s development policies and plan are formulated each fiscal year taking into account the social environment, risk changes and other factors. The Business Continuity Management Committee periodically follows up on the progress of the development plan and reports to the Board of Directors, etc. In addition, the Group continuously implements the Group’s joint training and drills, etc. and through such training and drills, etc., works on improvement of the effectiveness of the business continuity management system of the entire Group.

•

In conjunction with the introduction of the “In-house Company System,” MHFG has strengthened autonomous control, which is one of the “three lines of defense,” and has established and operated a structure in which risk monitoring and compliance associated with business operations is managed and integrated with its businesses by each in-house company, unit, etc.

•

MHFG centrally captures and manages the status of risk and business continuity management of the core group companies by receiving reports on such status, etc., from the core group companies and informing the Board of Directors, the Audit Committee, etc., of such reports. The risk and business continuity management of subsidiaries, etc., other than the core group companies, is managed through the core group companies.

(2)	Compliance structure

•

Every year, MHFG develops and implements compliance programs, including various arrangements, training and checks, etc., related to compliance for the implementation of specific plans for complete compliance and additionally, manages the progress of and makes necessary amendments to such plans.

•

MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG dedicates itself to “severing relations with anti-social elements” as an important policy of the Group when designing and implementing the specific plans for complete compliance above.

•	The Compliance Committee, etc., discuss and coordinate issues concerning compliance, including the compliance programs, and report to the Board of Directors, etc., periodically and as necessary.

•

MHFG centrally captures and manages the compliance status of the core group companies by receiving reports on the status of compliance management, etc., from the core group companies and informing the Board of Directors, the Audit Committee, etc., of such reports. The compliance status of subsidiaries, etc., other than the core group companies, is managed through the core group companies.

(3)	Execution of duties by Executive Officers as defined in the Companies Act

•

MHFG carries out the safekeeping and management of material documents, such as the minutes of the Executive Management Committee meetings and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, pursuant to certain rules. MHFG establishes and follows up on specific plans for information management, including training and checks, and reports to the Board of Directors, etc. with respect to the status of information management, etc.

•

MHFG has adopted a structure of Company with Three Committees for the purpose of securing the effectiveness of corporate governance and supervision of the management, and enabling the management to make swift and flexible decisions and to realize expeditious corporate management by the Board of Directors’ delegating decisions on business execution.

•

The in-house company system, which is a management structure based on customer segments that aims to promptly conduct the banking, trust banking, securities, asset management and think tank functions, etc., was introduced.

•

With an aim to balance its risk-return through the integrated group-wide operation of business strategies, financial strategies and risk controls, the Group introduced the risk appetite framework, under which, the Group determines its business strategies and measures as well as its resource allocation and profit plans based on Mizuho’s risk appetite that is defined as the level and type of risk management the Group is willing to assume in order to realize its business and financial strategies, and the Group monitors the operation status.

•

MHFG has determined the matters to be resolved by or reported to the Board of Directors, assignment of each organization, decision-making authority, etc. In addition, the Executive Management Committee and the Business Policy Committees were established and thus, MHFG ensures that Executive Officers as defined in the Companies Act execute their duties efficiently on a company-wide basis. In order to improve the effectiveness of decision-making processes through simplification and increase efficiency, the integration and abolition of meetings, including those of the Business Policy Committees, etc., were resolved.

(4)	Group management administration structure

•

Integrated group management is ensured by the adoption of the “Mizuho Code of Conduct” by each group company and the implementation of management based on the common concept of the Group, “Mizuho’s Corporate Identity,” of the core group companies that are directly administered by MHFG and of subsidiaries, etc., other than the core group companies that are administered through the core group companies.

•

Pursuant to the “Group Management Administration Regulations,” MHFG received application for approval from the core group companies on material matters concerning the entire Group and received reports on matters compatible thereto.

•

With respect to risk management, compliance management and internal audit, MHFG received reports periodically and as necessary, and reported such reports to the Board of Directors, etc. MHFG also gave appropriate instructions with respect to the risk management, compliance management and internal audit.

•	MHBK, MHTB and MHSC were transformed into Companies with Audit and Supervisory Committees to establish a system with a strong group governance structure in the Group for the following reasons.

(1) It is a structure that fits well with the Nominating Committee and Compensation Committee of MHFG, which is a holding company, and it is possible to secure appropriateness and fairness on a group-wide basis for matters such as director appointments and compensation.

(2) Outside directors fulfill important roles and through enhancing supervisory functions and securing the appropriateness, fairness, and swiftness of decision-making, it is possible to strengthen the internal control systems of the corporate group.

(3) Through performing organizational audits in MHFG, by utilizing the Internal Audit Group, it is possible to enhance systems for coordination on a group-wide basis.

(5)	Execution of duties by Audit Committee

•

The Audit Committee consists of two Internal Non-Executive Directors and three Outside Directors, and the two Internal Non-Executive Directors are appointed as full-time members of the Audit Committee. The full-time members of the Audit Committee strive to ensure the effectiveness of the Audit Committee’s activities by attendance at important meetings, inspection of relevant documents and collection of reports from Directors, Executive Officers as defined in the Companies Act and employees of MHFG as well as directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc.

•

The Audit Committee periodically receives reports from the Executive Officers defined in the Companies Act, etc., on, among other things, the status of the execution of duties, including administration of group companies, and takes the opportunity to exchange opinions, etc., mainly from an internal control perspective. The Audit Committee, after confirming the effectiveness of the “internal control system,” consented to the submission of a proposal to the Board of Directors concerning annual modification of the “internal control system.”

•

Above all, with respect to internal audits, the Audit Committee has the Head of Internal Audit Group periodically attend the meetings of the Audit Committee to receive reports on, among other things, the status of internal audits, including those of group companies, and give specific instructions whenever necessary. Further, it approves the basic internal auditing plan.

•

In order to seek close coordination with the audit and supervisory committee members and the corporate auditors of subsidiaries, etc., the Audit Committee and members of the Audit Committee periodically and as necessary take the opportunity to exchange opinions, etc.

•

In addition, the Audit Committee has Independent Auditors periodically attend the meetings of the Audit Committee to receive reports on auditing plans, the status of audits and audit results, etc., and to discuss risk assessments, etc.

•

Through the in-house training and by distributing information on the intranet, MHFG ensures that employees, etc., are well informed that employees, etc., who find any problems concerning compliance and contact the compliance hotline or report to the full-time members of the Audit Committee, shall not be treated disadvantageously due to any such contact or report.

•

MHFG has established the Audit Committee Office as a division responsible for assisting in the duties of the Audit Committee and has assigned thereto employees who are not subject to the chain of command structure of Executive Officers as defined in the Companies Act. In order to ensure the independence of the employees assigned to the Audit Committee Office, from Executive Officers as defined in the Companies Act, the prior consent of the Audit Committee is obtained with respect to personnel changes relating to employees assigned to and the budget of the Audit Committee Office, etc.

8. Matters Regarding Specified Wholly-Owned Subsidiary

(1)	Name and Address of Specified Wholly-Owned Subsidiary

Mizuho Bank, Ltd.

5-5, Otemachi 1-chome, Chiyoda–ku, Tokyo

(2)	Total Book Value of Stock of Specified Wholly-Owned Subsidiary Held by MHFG, Wholly-Owned Subsidiary, etc., as of March 31, 2018

5,015,233 million yen

(3)	Total Amount of Assets Recognized in the Balance Sheet of MHFG for This Fiscal Year

10,587,719 million yen

9. Others

Policy for Exercise of the Authority Given to the Board of Directors Pursuant to the Provision of the Articles of Incorporation Subject to the Provisions of Article 459, Paragraph 1 of the Companies Act (Policy for Making Decisions regarding Dividends from Surplus, etc.)

In its Articles of Incorporation, MHFG provides that it shall decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Companies Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

MHFG continues to perform disciplined capital management policy which maintains the optimum balance between strengthening of stable capital base and steady returns to shareholders. MHFG aims to make steady dividend payouts setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for its consideration and realize steady returns to shareholders. MHFG will comprehensively consider the business environment such as the Group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework in determining cash dividend payments for each term.

(Other Matters to Consider)

There are no matters that apply to the following sections: “Business Transfer, etc.,” “Other Important Matters Regarding the Current State of the Group,” “Opinion of the Outside Directors,” “Liability Limitation Agreements with Independent Auditors,” “Basic Policy on the Conduct of Parties in Control of Financial and Business Policy Decisions of the Company,” “Matters Concerning Transaction with Parent Company, etc.” and “Matters Concerning Accounting Advisors (‘Kaikei Sanyo’).”

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2018

Millions of yen
As of March 31, 2018
Assets
Cash and Due from Banks	¥47,725,360
Call Loans and Bills Purchased	715,149
Receivables under Resale Agreements	8,080,873
Guarantee Deposits Paid under Securities Borrowing Transactions	4,350,527
Other Debt Purchased	2,713,742
Trading Assets	10,507,133
Money Held in Trust	337,429
Securities	34,183,033
Loans and Bills Discounted	79,421,473
Foreign Exchange Assets	1,941,677
Derivatives other than for Trading Assets	1,807,999
Other Assets	4,588,484
Tangible Fixed Assets	1,111,128
Buildings	341,533
Land	628,836
Lease Assets	25,468
Construction in Progress	24,975
Other Tangible Fixed Assets	90,314
Intangible Fixed Assets	1,092,708
Software	285,284
Goodwill	70,515
Lease Assets	17,756
Other Intangible Fixed Assets	719,152
Net Defined Benefit Asset	996,173
Deferred Tax Assets	47,839
Customers’ Liabilities for Acceptances and Guarantees	5,723,186
Reserves for Possible Losses on Loans	(315,621)

Total Assets	¥205,028,300

Liabilities
Deposits	¥125,081,233
Negotiable Certificates of Deposit	11,382,590
Call Money and Bills Sold	2,105,293
Payables under Repurchase Agreements	16,656,828
Guarantee Deposits Received under Securities Lending Transactions	1,566,833
Commercial Paper	710,391
Trading Liabilities	8,121,543
Borrowed Money	4,896,218
Foreign Exchange Liabilities	445,804
Short-term Bonds	362,185
Bonds and Notes	7,544,256
Due to Trust Accounts	4,733,131
Derivatives other than for Trading Liabilities	1,514,483
Other Liabilities	3,685,585
Reserve for Bonus Payments	66,872
Reserve for Variable Compensation	3,242
Net Defined Benefit Liability	58,890
Reserve for Director and Corporate Auditor Retirement Benefits	1,460
Reserve for Possible Losses on Sales of Loans	1,075
Reserve for Contingencies	5,622
Reserve for Reimbursement of Deposits	20,011
Reserve for Reimbursement of Debentures	30,760
Reserves under Special Laws	2,361
Deferred Tax Liabilities	421,002
Deferred Tax Liabilities for Revaluation Reserve for Land	66,186
Acceptances and Guarantees	5,723,186

Total Liabilities	195,207,054

Net Assets
Common Stock	2,256,548
Capital Surplus	1,134,922
Retained Earnings	4,002,835
Treasury Stock	(5,997)

Total Shareholders’ Equity	7,388,309

Net Unrealized Gains (Losses) on Other Securities	1,392,392
Deferred Gains or Losses on Hedges	(67,578)
Revaluation Reserve for Land	144,277
Foreign Currency Translation Adjustments	(85,094)
Remeasurements of Defined Benefit Plans	293,536

Total Accumulated Other Comprehensive Income	1,677,534

Stock Acquisition Rights	1,163
Non-controlling Interests	754,239

Total Net Assets	9,821,246

Total Liabilities and Net Assets	¥205,028,300

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2018

Millions of yen
For the fiscal year ended March 31, 2018
Ordinary Income	¥3,561,125
Interest Income	1,622,354
Interest on Loans and Bills Discounted	999,385
Interest and Dividends on Securities	282,801
Interest on Call Loans and Bills Purchased	5,569
Interest on Receivables under Resale Agreements	127,923
Interest on Securities Borrowing Transactions	17,172
Interest on Due from Banks	119,839
Other Interest Income	69,662
Fiduciary Income	55,400
Fee and Commission Income	766,612
Trading Income	276,616
Other Operating Income	304,214
Other Ordinary Income	535,927
Gains on Reversal of Reserves for Possible Losses on Loans	159,062
Recovery of Written-off Claims	12,203
Other	364,660
Ordinary Expenses	2,778,677
Interest Expenses	814,988
Interest on Deposits	308,018
Interest on Negotiable Certificates of Deposit	65,532
Interest on Call Money and Bills Sold	4,995
Interest on Payables under Repurchase Agreements	230,554
Interest on Securities Lending Transactions	5,500
Interest on Commercial Paper	8,284
Interest on Borrowed Money	28,285
Interest on Short-term Bonds	114
Interest on Bonds and Notes	142,770
Other Interest Expenses	20,932
Fee and Commission Expenses	152,262
Trading Expenses	829
Other Operating Expenses	141,760
General and Administrative Expenses	1,488,973
Other Ordinary Expenses	179,863

Ordinary Profits	782,447

Extraordinary Gains	29,756
Gains on Disposition of Fixed Assets	3,723
Other Extraordinary Gains	26,032
Extraordinary Losses	12,250
Losses on Disposition of Fixed Assets	5,219
Losses on Impairment of Fixed Assets	6,960
Other Extraordinary Losses	70

Income before Income Taxes	799,953

Income Taxes:
Current	190,158
Deferred	1,469

Total Income Taxes	191,627

Profit	608,326

Profit Attributable to Non-controlling Interests	31,778

Profit Attributable to Owners of Parent	¥576,547

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2018

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,275	1,134,416	3,615,449	(4,849)	7,001,291
Changes during the period
Issuance of New Shares	273	273			546
Cash Dividends			(190,360)		(190,360)
Profit Attributable to Owners of Parent			576,547		576,547
Repurchase of Treasury Stock				(2,431)	(2,431)
Disposition of Treasury Stock		(53)		1,283	1,229
Transfer from Revaluation Reserve for Land			1,198		1,198
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		287			287
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	273	506	387,385	(1,148)	387,017

Balance as of the end of the period	2,256,548	1,134,922	4,002,835	(5,997)	7,388,309

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,289,985	10,172	145,609	(69,657)	144,866	1,520,976	1,754	749,339	9,273,361
Changes during the period
Issuance of New Shares									546
Cash Dividends									(190,360)
Profit Attributable to Owners of Parent									576,547
Repurchase of Treasury Stock									(2,431)
Disposition of Treasury Stock									1,229
Transfer from Revaluation Reserve for Land									1,198
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									287
Net Changes in Items other than Shareholders’ Equity	102,407	(77,750)	(1,331)	(15,437)	148,670	156,558	(590)	4,899	160,867

Total Changes during the period	102,407	(77,750)	(1,331)	(15,437)	148,670	156,558	(590)	4,899	547,884

Balance as of the end of the period	1,392,392	(67,578)	144,277	(85,094)	293,536	1,677,534	1,163	754,239	9,821,246

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2018

Millions of yen
As of March 31, 2018
Assets
Current Assets
Cash and Due from Banks	¥23,491
Prepaid Expenses	3,530
Deferred Tax Assets	2,879
Other Current Assets	76,098
Total Current Assets	106,000
Fixed Assets
Tangible Fixed Assets	211,622
Buildings	4,695
Equipment	491
Land	199,525
Construction in Progress	6,909
Intangible Fixed Assets	13,441
Trademarks	1
Software	10,292
Other Intangible Fixed Assets	3,147
Investments	10,256,655
Investment Securities	176,593
Investments in Subsidiaries and Affiliates	6,074,554
Long-term Loans to Subsidiaries and Affiliates	3,969,015
Long-term Prepaid Expenses	132
Prepaid Pension Cost	14,653
Other Investments	21,706
Total Fixed Assets	10,481,718

Total Assets	¥10,587,719

Liabilities
Current Liabilities
Short-term Borrowings	¥1,083,135
Accounts Payable	2,040
Accrued Expenses	20,249
Accrued Corporate Taxes	929
Deposits Received	2,246
Unearned Income	5
Reserve for Bonus Payments	363
Reserve for Variable Compensation	482
Total Current Liabilities	1,109,452
Non-Current Liabilities
Bonds and Notes	3,869,015
Long-term Borrowings	100,000
Deferred Tax Liabilities	42,285
Reserve for Employee Retirement Benefits	5,568
Other Non-Current Liabilities	20,053
Total Non-Current Liabilities	4,036,923

Total Liabilities	¥5,146,375

Net Assets
Shareholders’ Equity
Common Stock	¥2,256,548
Capital Surplus
Capital Reserve	1,196,440
Other Capital Surplus	37
Total Capital Surplus	1,196,478
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,902,207
Retained Earnings Brought Forward	1,902,207
Total Retained Earnings	1,906,557
Treasury Stock	(5,050)

Total Shareholders’ Equity	5,354,533

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	85,645

Total Valuation and Translation Adjustments	85,645

Stock Acquisition Rights	1,163

Total Net Assets	5,441,343

Total Liabilities and Net Assets	¥10,587,719

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2018

Millions of yen
For the fiscal year ended March 31, 2018
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥256,044
Fee and Commission Income Received from Subsidiaries and Affiliates	49,053
Total Operating Income	305,097
Operating Expenses
General and Administrative Expenses	38,660
Total Operating Expenses	38,660

Operating Profits	266,436

Non-Operating Income
Interest on Deposits and Cash Dividends	3,530
Interest on Loans	68,868
Other Non-Operating Income	470
Total Non-Operating Income	72,869
Non-Operating Expenses
Interest Expenses	1,855
Interest on Short-term Bonds	73
Interest on Bonds	65,397
Bond Issuance Expenses	6,900
Other Non-Operating Expenses	6,186
Total Non-Operating Expenses	80,412

Ordinary Profits	258,893

Extraordinary Losses
Other Extraordinary Losses	143
Total Extraordinary Losses	143

Income before Income Taxes	258,749

Income Taxes:
Current	2,272
Deferred	(715)
Total Income Taxes	1,557

Net Income	¥257,192

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2018

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,256,275	1,196,167	91	1,196,258	4,350	1,835,375	1,839,725	(4,145)	5,288,113
Changes during the period
Issuance of New Shares	273	273		273					546
Cash Dividends						(190,360)	(190,360)		(190,360)
Net Income						257,192	257,192		257,192
Repurchase of Treasury Stock								(1,611)	(1,611)
Disposition of Treasury Stock			(53)	(53)				705	652
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	273	273	(53)	219	—	66,832	66,832	(905)	66,419

Balance as of the end of the period	2,256,548	1,196,440	37	1,196,478	4,350	1,902,207	1,906,557	(5,050)	5,354,533

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	52,655	1,754	5,342,523
Changes during the period
Issuance of New Shares			546
Cash Dividends			(190,360)
Net Income			257,192
Repurchase of Treasury Stock			(1,611)
Disposition of Treasury Stock			652
Net Changes in Items other than Shareholders’ Equity	32,989	(590)	32,399

Total Changes during the period	32,989	(590)	98,819

Balance as of the end of the period	85,645	1,163	5,441,343

[Translation]

Independent Auditor’s Report

May 10, 2018

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Mutsuo Emi Certified Public Accountant Designated and Engagement Partner

Ryuji Takagi Certified Public Accountant Designated and Engagement Partner

Junko Kamei Certified Public Accountant Designated and Engagement Partner

Shinichi Hayashi Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2017 through March 31, 2018.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. The purpose of an audit of the consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Mizuho Financial Group, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2018 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Independent Auditor’s Report

May 10, 2018

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Mutsuo Emi Certified Public Accountant Designated and Engagement Partner

Ryuji Takagi Certified Public Accountant Designated and Engagement Partner

Junko Kamei Certified Public Accountant Designated and Engagement Partner

Shinichi Hayashi Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 16th fiscal year from April 1, 2017 through March 31, 2018.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of these non-consolidated financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the related supplementary schedules, whether due to fraud or error. The purpose of an audit of the non-consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 16th fiscal year ended March 31, 2018 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Audit Report

The Audit Committee audited the performance of duties of the Directors and the Executive Officers as defined in the Companies Act of the Company during the 16th fiscal year from April 1, 2017 to March 31, 2018 and hereby reports the auditing method and the results thereof as follows:

1.	Auditing Method and Details Thereof

The Audit Committee received from the Directors and the Executive Officers as defined in the Companies Act, employees and other related persons reports on the content of resolutions made by the Board of Directors regarding the matters as enumerated in (b) through (e) of Article 416, Paragraph 1, Item (i) of the Companies Act, and the status of (i) the establishment of systems that have been developed in compliance of such resolutions (internal control system) and (ii) the management thereof and, when necessary, requested explanations regarding such reports and expressed its opinions. In addition, in accordance with the auditing policy established by the Audit Committee and the assignment of the duties of each member of the Audit Committee and other related matters, the Audit Committee, working closely with the Internal Audit Group, attended important meetings, received from the Directors, the Executive Officers as defined in the Companies Act and other related persons reports on the matters regarding the performance of their duties and, when necessary, requested explanations regarding such reports, inspected important authorized documents and associated information, and examined the business and financial position of the Company. As for the subsidiaries of the Company, the Audit Committee has shared information with the directors and corporate auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Audit Committee monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Audit Committee received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Audit Committee also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 131 of the Company Calculation Regulations). When necessary, the Audit Committee requested explanations on such notification. Based on the foregoing method, the Audit Committee reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to consolidated financial statements), and the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and notes to non-consolidated financial statements) and supplementary schedules thereto.

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

A.

In our opinion, the Business Report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.

With regard to the execution of duties by the Directors and the Executive Officers as defined in the Companies Act, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.

With respect to the internal control systems, we have not found anything to be pointed out regarding the content of the Business Report nor the performance of duties by the Directors and the Executive Officers as defined in the Companies Act.

(2)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of Audit of the Non-Consolidated Financial Statements and Supplementary Schedules thereto

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 11, 2018

Mizuho Financial Group, Inc. Audit Committee

Member of the Audit Committee	(Tetsuo Seki)
Member of the Audit Committee	(Tatsuo Kainaka)
Member of the Audit Committee	(Hirotake Abe)
Member of the Audit Committee	(Ryusuke Aya)
Member of the Audit Committee	(Nobukatsu Funaki)

(Note) Messrs. Tetsuo Seki, Tatsuo Kainaka and Hirotake Abe, the members of the Audit Committee, are “outside directors” as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

[End of Document]